we develop...

IRT PROPERTY COMPANY

2001 Annual Report to Shareholders

The IRT Vision

To achieve $1 billion in market capitalization by operating with a clear, simple and conservative philosophy as a fully integrated real estate company, while maintaining focus on the ownership of quality, income-producing assets. IRT's mission is to maximize long-term shareholder value while providing attractive annual dividends.

Company Profile

IRT Property Company is an owner, operator, redeveloper and developer of neighborhood and community shopping centers, primarily in the southeastern United States. Founded in 1969 and based in Atlanta, IRT is a self-administered and self-managed equity real estate investment trust (REIT) with acquisition, development, redevelopment, financing, property management and leasing capabilities.

IRT focuses on shopping centers anchored by necessity-oriented retailers such as supermarkets, drug stores and national value retailers. IRT has been a public company since 1971, and its common stock is listed on the New York Stock Exchange under the symbol "IRT."

We encourage you to visit the Company's web site at www.irtproperty.com for press releases and other timely public information.

sharehol


Corporate Headquarters
Regional Offices
Southeastern Shopping Centers


$0.94
$0.93
$0.92
$0.91
$0.90
97
98
99
00
01


$1.25
$1.20
$1.15
$1.10
$1.05
97
98
99
00
01


$90,000
$85,000
$80,000
$75,000
$70,000
97
98
99
00
01

Financial Highlights

(In thousands, except per share amounts)

	2001	2000	1999	1998	1997
Total Assets	[illegible]	$ 574,560	$ 565,896	$ 562,259	$ 498,153
Real Estate Investments	[illegible]	562,733	555,590	552,843	489,015
Shareholders' Equity	[illegible]	235,153	256,203	262,773	259,676
Revenues	[illegible]	85,363	85,391	79,870	67,118
Earnings:					
Earnings from Operations	[illegible]	$ 25,086	$ 26,688	$ 24,691	$ 22,216
Income Taxes	[illegible]	–	–	–	–
Minority Interest of Unitholders in Operating Partnership	[illegible]	(596)	(683)	(262)	–
Gain on Sales of Properties	[illegible]	4,549	2,483	1,213	3,897
Extraordinary Items		–	(157)	(57)	–
Net Earnings	[illegible]	29,039	28,331	25,585	26,113
Funds From Operations - Primary	[illegible]	39,654	40,377	38,118	34,079
Funds From Operations - Fully Diluted	[illegible]	42,313	43,037	40,324	36,543
Cash Dividends Declared	[illegible]	29,782	30,908	30,157	28,883
Diluted Per Share Data:					
Earnings from Operations	[illegible]	$ 0.78	$ 0.79	$ 0.74	$ 0.70
Gain on Sales of Properties	[illegible]	0.13	0.07	0.04	0.12
Extraordinary Items		–	–	–	–
Net Earnings	[illegible]	0.91	0.86	0.78	0.82
Funds From Operations - Primary	[illegible]	1.26	1.22	1.16	1.07
Funds From Operations - Fully Diluted	[illegible]	1.23	1.20	1.14	1.05
Cash Dividends Declared	[illegible]	0.94	0.93	0.915	0.90

we develop...

trusted

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Tom McAuley
Chairman and

DEAR FELLOW SHAREHOLDERS: 2001 marked IRT Property Company's 30th year as a publicly traded real estate investment trust. During those 30 years, the consistent theme of 'staying the course' has enabled us to fulfill our mission of building long-term shareholder value while paying attractive annual dividends. We have endured several real estate recessions and have seen tenants come and go; yet, through the first quarter of 2002, we have paid cash dividends for 97 consecutive quarters. We believe in this day and time that there is something to be said for recurring predictable cash flow backed by hard assets with a steadfast long-term investment philosophy.

During 2001, we were pleased to achieve a total return of 43.3% for our shareholders, 12.8% of which came from cash dividends. We attribute this success to the continued focus on our four priorities: 1) the acquisition and development of neighborhood shopping centers; 2) aggressive management and leasing of our properties; 3) improving the overall quality of our portfolio through repositioning; and, most importantly, 4) maintaining a conservative capital structure.

tionships

Our results for the year reflect the benefits of this focused strategy:

- *Completed a $25 million stock repurchase program*
- *Acquired three properties totaling $26.4 million*
- *Completed our first shopping center development project and began construction on three additional grocery-anchored projects*
- *Sold four properties, three of which had limited growth characteristics and one that was a non-core property, for approximately $11.5 million*
- *Executed new leases on 473,482 square feet and lease renewals on 682,630 square feet*
- *Refinanced $50 million in senior unsecured notes*
- *Closed $20 million in secured financing*
- *Expanded two properties in conjunction with new long-term leases*

We have noted in previous reports to you that one of our biggest challenges is balancing the market's desire for short-term returns against our goal of long-term growth – not the easiest of feats given our preferred property type. Grocery-anchored shopping centers – due to the necessity nature of the goods, services and convenience that this property type provides – offer a more stable source of income when compared with other commercial property types. In addition, they have usually been more insulated from the "boom and bust" economic cycles that are common in other asset types. However, they are not a high-growth property type.

The importance of good tenant relationships and a long-term strategic plan cannot be stressed enough. Through years of hard work and continually living up to our promises, we have cultivated strong relationships with many of the leading grocery operators, discounters and other retailers. The diversity and strength of these relationships not only leads to new opportunities, but it also helps us maintain a diverse tenant mix to minimize exposure to any one tenant. At year-end, our two largest tenants were Publix Supermarkets and Kroger, representing 8.6% and 6.8% of total revenues, respectively. Additionally, Wal-Mart represents 4.9% and Kmart 4.5% of total revenues. Subsequent to the end of the year, we were notified that two of our eight Kmart stores, all of which are currently open and operating as BigK stores, would be closed at some point during 2002 as part of Kmart's restructuring. Our other Kmart locations are well positioned in their respective markets and report good sales. Clearly, we have had the opportunity to draw on the knowledge, ability and experience of our management team the last few years as we have overcome several tenant bankruptcies. As we have in the past, we expect to continue to successfully re-lease these properties.

IRT's properties are located in the Southeast, with half of our 91 properties located in Florida and Georgia. We have continued to focus on Florida as a desirable, high-growth market and plan to continue to aggressively seek acquisition and development opportunities in that market. We also continue to focus on our disposition strategy of selling low-growth properties in tertiary markets in favor of investment opportunities in primary and secondary markets. This is a primary reason for the

we develop...

places of co



Pine Ridge Square
Ft. Lauderdale, Florida



Regency Crossing
Tampa, Florida



Chastain Square
Atlanta, Georgia

sales completed in 2001. Presently, over 80% of IRT's properties are now located in primary and secondary markets.

On the development front, we continued to achieve results in 2001. We completed our first development project, Regency Crossing, located in Tampa, Florida. IRT currently has three shopping centers under construction totaling 238,000 square feet and a total investment of approximately $26.6 million. Two of these centers in Florida, Lutz Lake Crossing in Tampa and Conway Crossing in Orlando, are on schedule for openings in the second quarter of 2002. The third project, The Shops at Huntcrest in suburban Atlanta, is expected to open in the fourth quarter of 2002. There are four other development, redevelopments and expansions currently in progress with estimated completion dates throughout 2002 and 2003. We are pleased with the quality and revenue growth that these properties will contribute in the years ahead.

We will continue to place an emphasis on value-added opportunities. Our commitment is to continue to achieve higher occupancy levels while increasing rental rates, improving tenant retention and controlling operating expenses and capital expenditures. We also remain committed to seeking opportunities to expand, develop and redevelop properties. Through these measures, we will achieve long-term growth and higher returns while increasing shareholder value.

To fund this growth, we maintained our financial flexibility by refinancing $50 million in unsecured senior notes; creating a $100 million medium-term note program; and closing on $20 million in

mmerce



Grassland Crossing
Atlanta, Georgia



Venice Plaza
Venice, Florida



Lutz Lake Crossing
Tampa, Florida


we develop...
good
neigh

unsecured debt. Subsequent to year-end, we further strengthened the balance sheet by redeeming $23 million of convertible subordinated debentures and issued $25 million of senior unsecured notes. We are also currently in negotiation to extend our $100 million credit facility, as well as to extend our existing commitment to expand that facility by an additional $50 million, until 2005. As a result of these financings, we have no significant debt coming due until the second quarter of 2005.

Although today's news is filled with corporate governance and financial disclosure issues, we have for many years disclosed more financial data than most other publicly traded companies. Additionally, we adhere to a strict audit committee charter with committee meetings held on a quarterly basis. We publish a quarterly supplemental package that provides detailed financial information including various financial ratios and other measurements. Our capital structure is sound with no off-balance sheet structures or complicated financial instruments. In addition, our web site provides detailed property-level information, including occupancies and overall tenant profiles. We believe we exceed the tests for good corporate governance. The board of directors is extremely involved in our company and takes their responsibility as stewards of your capital very seriously. This past year, we were fortunate to add Tom D'Arcy to our board. He not only brings a wealth of direct industry-related experience from his years as chief executive officer of Bradley Real Estate, Inc., but is also highly regarded within the investment community.

As we look to the future, the outlook for your company is solid. Groceries, necessity goods and services, along with convenience – the characteristics of our property type – will continue to offer stability. We will continue our focus on these types of investments and target the Southeast, the one geographic region where economic and demographic growth consistently outpace other regions of the United States. We are committed and enthusiastic about preserving and enhancing the value of your investment and accelerating your company's growth.

bors

It is important for us to be a good corporate neighbor to the shoppers that live in the communities surrounding our properties. We take great pride in providing them a well-located, well-maintained and well-leased shopping center that meets their most basic of needs and affords them the opportunity to spend time on the important things they cherish the most. We appreciate the effort each of our team members has contributed to provide this environment day in and day out. We also appreciate your continued support and investment in our company.

Sincerely,

Thomas H. McAuley
Chairman and Chief Executive Officer
April 9, 2002

State	Shopping Center	Metropolitan Area	City	Square Feet
ALABAMA	Stadium Plaza	Columbus, GA	Phenix City	70,475
	Madison Centre	Huntsville	Huntsville	64,837
	West Gate Plaza	Mobile	Mobile	64,378
FLORIDA	New Smyrna Beach Regional	Daytona Beach	New Smyrna Beach	118,451
	Old Kings Commons	Daytona Beach	Palm Coast	84,759
	Countryside Shops	Ft. Lauderdale	Cooper City	173,161
	Pine Ridge Square	Ft. Lauderdale	Coral Springs	117,399
	Riverside Square	Ft. Lauderdale	Coral Springs	103,241
	Shoppes of Silverlakes	Ft. Lauderdale	Pembroke Pines	126,638
	Tamarac Town Square	Ft. Lauderdale	Tamarac	124,685
	South Beach Regional	Jacksonville	Jacksonville Beach	289,319
	Shoppes of Lago Mar	Miami	Miami	82,613
	Gulf Gate Plaza	Naples	Naples	174,566
	Alafaya Commons	Orlando	Orlando	120,586
	Town & Country	Orlando	Kissimmee	71,283
	Unigold Shopping Center	Orlando	Winter Park	102,985
	Parkmore Plaza	Pensacola	Milton	159,067
	Pensacola Plaza	Pensacola	Pensacola	56,098
	Charlotte Square	Sarasota	Port Charlotte	96,188
	North River Village	Sarasota/Bradenton	Ellenton	177,128
	Venice Plaza	Sarasota/Bradenton	Venice	155,987
	Bay Pointe Plaza	Tampa/St. Petersburg/Clearwater	St. Petersburg	97,390
	Carrollwood Center	Tampa/St. Petersburg/Clearwater	Tampa	96,243
	Chelsea Place	Tampa/St. Petersburg/Clearwater	New Port Richey	81,144
	Regency Crossing	Tampa/St. Petersburg/Clearwater	Port Richey	85,864
	Seven Hills	Tampa/St. Petersburg/Clearwater	Spring Hill	64,590
	Greenwood	West Palm Beach	Palm Springs	128,532
	Treasure Coast		Vero Beach	133,781
GEORGIA	Chastain Square	Atlanta	Atlanta	87,815
	Douglas Commons	Atlanta	Douglasville	97,027
	Fairview Oaks	Atlanta	Ellenwood	77,052
	Grassland Crossing	Atlanta	Alpharetta	90,906
	Mableton Crossing	Atlanta	Mableton	86,819
	Macland Pointe	Atlanta	Marietta	79,699
	Market Place	Atlanta	Norcross	73,686
	Paulding Commons	Atlanta	Dallas	192,391
	Powers Ferry Plaza	Atlanta	Marietta	83,101
	Spalding Village	Atlanta	Griffin	235,318
	Wesley Chapel Crossing	Atlanta	Decatur	170,792
	West Towne Square	Atlanta	Rome	89,596
	Williamsburg at Dunwoody	Atlanta	Dunwoody	44,928
	Daniel Village	Augusta	Augusta	164,549
	Walton Plaza	Augusta	Augusta	43,460
	Heritage Walk	Macon	Milledgeville	159,991
	Watson Central	Macon	Warner Robins	227,747
	McAlpin Square	Savannah	Savannah	176,807
	Colony Square		Fitzgerald	50,000
	Commerce Crossing		Commerce	100,668
KENTUCKY	Scottsville Square	Bowling Green	Bowling Green	38,450
LOUISIANA	Bluebonnet Village	Baton Rouge	Baton Rouge	90,215
	Millervillage	Baton Rouge	Baton Rouge	94,559
	Sherwood South	Baton Rouge	Baton Rouge	75,607
	Siegen Village	Baton Rouge	Baton Rouge	174,578
	Tarpon Heights	Houma	Galliano	56,605
	Ambassador Row	Lafayette	Lafayette	193,982
	Ambassador Row Courtyards	Lafayette	Lafayette	155,483
	The Boulevard	Lafayette	Lafayette	68,012

State	Shopping Center	Metropolitan Area	City	Square Feet
	Pinhook Plaza	Lafayette	Lafayette	192,501
	Plaza Acadienne	Lafayette	Eunice	105,419
	Country Club Plaza	New Orleans	Slidell	64,686
	The Crossing	New Orleans	Slidell	113,989
	Elmwood Oaks	New Orleans	Harahan	130,284
	Village at Northshore	New Orleans	Slidell	144,373
MISSISSIPPI	Shipyard Plaza		Pascagoula	66,857
NORTH CAROLINA	Asheville Plaza	Asheville	Asheville	49,800
	Chestnut Square	Asheville	Brevard	39,640
	Plaza North	Asheville	Hendersonville	47,240
	Providence Square	Charlotte/Gastonia/Rock Hill	Charlotte	85,930
	Stanley Market Place	Charlotte/Gastonia/Rock Hill	Stanley	40,364
	Salisbury Marketplace	Greensboro/Winston Salem/High Pt.	Salisbury	76,970
	Thomasville Commons	Greensboro/Winston Salem/High Pt.	Thomasville	148,754
	Centre Pointe Plaza	Raleigh/Durham/Chapel Hill	Smithfield	163,642
	Riverview Shopping Center	Raleigh/Durham/Chapel Hill	Durham	130,058
	Willowdaile Shopping Center	Raleigh/Durham/Chapel Hill	Durham	120,815
	The Galleria	Wilmington	Wrightsville Beach	92,344
	Forest Hills Centre		Wilson	74,180
	Shelby Plaza		Shelby	103,000
SOUTH CAROLINA	Spring Valley	Columbia	Columbia	75,415
	North Village Center	Myrtle Beach	North Myrtle Beach	60,356
	Lancaster Plaza		Lancaster	77,400
	Lancaster Shopping Center		Lancaster	29,047
TENNESSEE	Smyrna Village	Nashville	Smyrna	83,334
	Forrest Gallery		Tullahoma	214,450
	Lawrence Commons		Lawrenceburg	52,295
VIRGINIA	Waterlick Plaza	Lynchburg	Lynchburg	98,694
	Lexington Shopping Center		Lexington	36,535
	Smyth Valley Crossing		Marion	126,841

Tenants representing more than 1% of 2001 revenues* aggregate 36.9% of total revenues



1. Publix 8.6%
2. Kroger 6.8%
3. Wal-Mart 4.9%
4. Kmart 4.5%
5. Winn-Dixie 2.7%
6. Harris Teeter 2.1%
7. Bi-Lo 2.1%
8. J.C. Penney / Eckerd Drugs 1.4%
9. Blockbuster Video 1.4%
10. Bed, Bath & Beyond 1.2%
11. Food Lion / Kash N' Karry 1.2%

Shopping Centers by State



1. Florida 25
2. Georgia 20
3. Louisiana 14
4. North Carolina 13
5. South Carolina 4
6. Tennessee 3
7. Virginia 3
8. Alabama 3
9. Mississippi 1
10. Kentucky 1

**Annualized based on leases in place at December 31, 2001.*

Financial Section Table of Contents

Selected Consolidated Financial Data

(In thousands, except per share amounts)

The following table sets forth selected consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

As of or for the years ended	2001	2000	1999	1998	1997
OPERATING DATA					
Gross revenues	$ 87,584	$ 85,363	$ 85,391	$ 79,870	$ 67,118
Expenses	64,255	60,277	58,703	55,179	44,902
Earnings from operations	23,329	25,086	26,688	24,691	22,216
Income tax provision	(53)	–	–	–	–
Minority interest of unitholders in operating partnership	(554)	(596)	(683)	(262)	–
Gain on sales of properties	2,498	4,549	2,483	1,213	3,897
Earnings before extraordinary item	25,220	29,039	28,488	25,642	26,113
Extraordinary item:					
Loss on extinguishment of debt	–	–	(157)	(57)	–
Net earnings	$ 25,220	$ 29,039	$ 28,331	$ 25,585	$ 26,113
PER SHARE DATA					
Earnings before extraordinary item - basic	$ 0.83	$ 0.92	$ 0.86	$ 0.78	$ 0.82
Net earnings - basic	$ 0.83	$ 0.92	$ 0.86	$ 0.78	$ 0.82
Weighted average shares outstanding - basic	30,322	31,536	33,119	32,940	31,868
Earnings before extraordinary item - diluted	$ 0.83	$ 0.91	$ 0.86	$ 0.78	$ 0.82
Net earnings - diluted	$ 0.83	$ 0.91	$ 0.86	$ 0.78	$ 0.82
Weighted average shares outstanding - diluted	33,301	34,432	33,904	33,305	31,921
Dividends paid	$ 0.94	$ 0.94	$ 0.93	$ 0.915	$ 0.90
BALANCE SHEET DATA					
Real estate, before accumulated depreciation	$ 682,419	$ 633,016	$ 630,005	$ 622,117	$ 537,160
Real estate, net of accumulated depreciation	573,075	536,833	543,835	547,174	474,633
Total assets	590,500	574,560	565,896	562,259	498,153
Total debt	334,361	319,498	290,493	281,585	226,947
Total liabilities	349,611	331,426	302,301	292,401	238,476
Total shareholders' equity	233,134	235,153	256,203	262,773	259,676
OTHER DATA					
Net cash flows from (used in):					
Operating activities	$ 39,490	$ 38,416	$ 41,452	$ 36,728	$ 34,792
Investing activities	(24,229)	(17,011)	(8,551)	(39,586)	(60,273)
Financing activities	(13,635)	(21,088)	(32,731)	2,927	22,582
Funds from operations – diluted [1]	$ 41,559	$ 42,313	$ 43,037	$ 40,324	$ 36,543
Weighted average shares outstanding - diluted (Funds from operations)	33,301	34,432	35,973	35,463	34,766

[1] *The Company defines funds from operations, consistent with the NAREIT definition, as net income before gains (losses) on the sale of real estate investments and extraordinary items plus depreciation and amortization of capital leasing costs. Conversion of the 7.30% subordinated debentures is dilutive and therefore assumed for all years presented. Conversion of the OP Units is dilutive and therefore assumed for 2001, 2000, 1999 and 1998. Management believes funds from operations should be considered along with, but not as an alternative to, net income as defined by generally accepted accounting principles as a measure of the Company's operating performance. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund operating needs.*

(Dollars in thousands, except per share amounts)

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

Overview

IRT Property Company ("IRT" or the "Company") was founded in 1969 and became a public company in May 1971 (NYSE: IRT). The Company is an owner, operator, redeveloper and developer of high quality, well located neighborhood and community shopping centers throughout the southeastern United States. The Company's portfolio consists of 87 shopping centers, three shopping center investments, four development properties, one industrial property and four mortgage loans. The 87 shopping centers and the three shopping center investments total approximately 9.7 million square feet of retail space and are located in eleven southeastern states. IRT shopping centers are anchored by necessity-oriented retailers such as supermarkets, drug stores, national value retailers and department stores.

Geographic Markets

The Company owns and operates 87 shopping centers in ten states primarily located in Florida (25), Georgia (20), Louisiana (14) and North Carolina (13). No one shopping center accounts for more than 3.5% of rental income. The following table summarizes the Company's shopping centers by state for total gross leasable area ("GLA") and rental income for the years ended December 31, 2001 and 2000:

	% of GLA		% of Rental Income	
	2001	2000	2001	2000
Florida	32.3%	30.3%	38.4%	36.3%
Georgia	25.1%	25.3%	25.6%	25.8%
Louisiana	17.8%	18.1%	14.4%	14.4%
North Carolina	12.5%	13.7%	11.2%	12.8%
Tennessee	3.7%	3.8%	3.2%	3.3%
Virginia	2.8%	2.9%	2.3%	2.2%
South Carolina	2.6%	2.6%	2.0%	2.1%
Alabama	2.1%	2.2%	2.2%	2.2%
Mississippi	0.7%	0.7%	0.3%	0.6%
Kentucky	0.4%	0.4%	0.4%	0.3%
	100.0%	100.0%	100.0%	100.0%

Within the respective states, over 80% of IRT's properties, based on GLA and rental revenues, are located in primary and secondary markets. IRT defines primary markets as those that have a metropolitan statistical area ("MSA") population of greater than 1 million people. Secondary markets have a MSA population between 250,000 and 1 million. IRT considers markets with MSA population under 250,000 to be tertiary markets.

The Company continues to place emphasis on obtaining shopping centers in primary or secondary markets and reducing the number of shopping centers in tertiary markets. Since the beginning of 1997, the Company has purchased 23 properties in primary or secondary markets for approximately $199,000. In 2001, these acquisitions contributed to over 33% of rental income. During the same time period, the Company has disposed of 13 shopping centers in tertiary markets.

The following table summarizes the percentage of GLA and rental income from the respective markets for the years ended December 31, 2001 and 2000:

	% of GLA		% of Rental Income	
	2001	2000	2001	2000
Primary	46.9%	43.5%	57.3%	54.3%
Secondary	34.4%	34.8%	27.7%	29.0%
Tertiary	18.7%	21.7%	15.0%	16.7%
	100.0%	100.0%	100.0%	100.0%

(Dollars in thousands, except per share amounts)

Tenants and Leasing

The Company's 87 shopping centers are anchored by necessity-oriented retailers such as supermarkets, drug stores, national value retailers and department stores. The Company's five largest tenants, as a percentage of revenues, are Publix (8.6%), Kroger (6.8%), Wal-Mart (4.9%), Kmart (4.5%) and Winn Dixie (2.7%). As of December 31, 2001, of the Company's 9.7 million square feet of retail space, approximately 2.7 million, or 27.8%, was leased to grocery stores. Including anchor tenants, the Company has over 1,000 different tenants. The following table represents the percent leased and the average base rent per square foot by state as of the years ended December 31, 2001 and 2000:

	% Leased		Average Base Rent Per Square Foot	
	2001	2000	2001	2000
Florida	92%	91%	$ 9.10	$ 9.06
Georgia	95%	97%	8.19	8.07
Louisiana	87%	87%	7.22	7.22
North Carolina	94%	93%	6.64	6.77
Tennessee	97%	98%	6.60	6.53
Virginia	92%	92%	6.93	6.85
South Carolina	95%	95%	6.06	5.93
Alabama	98%	100%	7.90	7.88
Mississippi	100%	100%	5.62	7.74
Kentucky	94%	94%	7.81	7.55
Total of all properties	93%	93%	$ 7.94	$ 7.87

The overall percent leased remained constant at 93% for both 2001 and 2000. This was due to the releasing of the former Jitney Jungle locations of approximately 155,149 square feet in 2001, partially offset by lease terminations of approximately 121,472 square feet in 2001.

Base rent per square foot increased from $7.87 per square foot in 2000 to $7.94 per square foot in 2001 due to increased renewal rental rates and higher rates on new properties. The Company renewed leases at an average increase of 4.4% in rental revenues. The Company also completed one development and purchased two properties during 2001, which have higher base rents per square foot.

The necessity-oriented retailers, such as those occupying the Company's properties, typically perform better in an economic recession; however, adverse changes in general or local economic conditions could result in the inability of some existing tenants to meet their lease obligations and could adversely affect the Company's ability to attract or retain tenants.

In October 1999, a grocery anchor, Jitney Jungle, filed for reorganization under Chapter 11 of the United States Bankruptcy Code. At the time of filing, the Company had leases with Jitney Jungle at 10 store locations. Jitney Jungle disavowed two of these leases at the time of the bankruptcy filing. During 2000, Jitney Jungle rejected three additional leases, and in January 2001 the remaining five leases were rejected by the bankruptcy court. As of December 31, 2001, of the 10 original Jitney Jungle locations, three are fully leased to grocery operators, two are fully leased to other national tenants and one is partially leased to a national tenant. The Company is negotiating with retailers for three of the remaining four locations.

Subsequent to December 31, 2001, on January 22, 2002, one of the Company's anchor tenants, Kmart Corporation, filed for bankruptcy protection. The Company has eight stores leased to Kmart which accounted for 4.5% of the Company's total revenues for the year ended December 31, 2001. On March 8, 2002, Kmart Corporation announced nationwide store closings that included two stores in IRT's portfolio. The two stores, located at Pinhook Plaza and Siegen Village in Louisiana, are scheduled to close when store-closing inventory sales are completed. Rental income from these two stores in 2001 was approximately $730, including base rents and all related charges of property taxes and common area maintenance. The Company is aggressively marketing these locations to prospective tenants and believes revenue lost when the stores close will not have a material adverse affect on the Company.

(Dollars in thousands, except per share amounts)

Other tenants have also filed for protection under bankruptcy laws, however; the Company presently believes the financial losses are not significant with regard to the Company's overall portfolio of tenants.

As of December 31, 2001, our leases with anchor tenants had a weighted average life of 8.37 years. Anchor tenants are defined as supermarkets, drug stores, national value retailers, department stores and other tenants leasing in excess of 10,000 square feet which, in management's opinion, have the traffic-generating qualities necessary to be considered an anchor. Our leases with shop tenants, which include all other tenants except anchors, had a weighted average life of 3.11 years as of December 31, 2001. The following table represents anchor and shop tenant's lease expirations as of December 31, 2001:

Lease Year Expiration	Number of Leases Expiring	Approximate Leased Area in Square Feet	Annualized Base Rent Under Expiring Leases	Average Base Rent Per Square Foot
2002	284	637,850	$ 6,967,880	$ 10.92
2003	308	850,032	8,664,941	10.19
2004	283	789,595	8,170,834	10.35
2005	191	858,095	7,218,754	8.41
2006	179	855,910	7,970,614	9.31
2007	54	648,409	4,397,032	6.78
2008	22	405,751	2,441,356	6.02
2009	26	739,023	4,096,609	5.54
2010	19	275,808	1,847,470	6.70
2011	17	496,761	3,197,176	6.44
2012	12	412,875	2,862,523	6.93
Thereafter	50	1,725,695	12,073,532	7.00
Total	1,445	8,695,804	$ 69,908,721	$ 8.04

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions within the financial statements include valuation adjustments to tenant related accounts, determination of useful lives of assets subject to depreciation or amortization and impairment evaluation of operating and development properties and other long-term assets. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ significantly from those estimates.

Additional discussion of accounting policies that we consider to be significant, including further discussion of the critical accounting policies described below, are included in the notes to the consolidated financial statements of this report.

Revenue Recognition

Leases with tenants are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the initial lease term. Certain tenants are required to pay percentage rents based on their gross sales exceeding specified amounts. This percentage rental revenue is recorded upon collection. The Company receives reimbursements from tenants for real estate taxes, common area maintenance and other recoverable costs. These tenant reimbursements are recognized as revenue in the period the related expense is recorded.

The Company makes valuation adjustments to all tenant related revenue based upon the tenant's credit and business risk. The Company suspends the accrual of income on specific investments where interest, reimbursement or rental payments are delinquent sixty days or more. These valuation adjustments are estimates that affect the Company's net earnings since an increase or decrease in the valuation adjustments directly leads to a decrease or increase in net earnings, respectively.

(Dollars in thousands, except per share amounts)

Rental Properties

Rental properties are stated at cost less accumulated depreciation. Costs incurred for the acquisition, renovation, and betterment of the properties are capitalized and depreciated over their estimated useful lives. Recurring maintenance and repairs are charged to expense as incurred. Depreciation is computed on a straight-line basis generally for a period of sixteen to forty years for buildings and significant improvements. Tenant improvements are depreciated on a straight-line basis over the life of the related lease.

When costs are capitalized, the Company must make a judgment of the useful life of the asset for purposes of determining the amount of yearly depreciation, which affects net earnings. If the useful life were increased, yearly depreciation would be reduced, thus increasing net earnings.

Impairment of Properties

The Company periodically evaluates the carrying value of its long-lived assets, including operating and development properties, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Impairment is based on whether it is probable that undiscounted future cash flows from each property will be less than its net book value. The Company assesses whether there are any indicators that the value of the asset may be impaired. In addition, judgments are made in calculating the undiscounted cash flows. These assessments and judgments could have a material impact on net earnings since, if an impairment exists, the asset is written down to its estimated fair value and an impairment loss is recognized thereby reducing net earnings.

Recent Accounting Pronouncements

In June 1998 SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. This statement, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair market value. SFAS No. 133 requires that changes in the derivative's fair market value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted this statement on January 1, 2001. The Company did not hold and has not engaged in transactions using derivative financial instruments. The adoption of this statement did not have a material effect on the Company's balance sheet or results of operations.

In June 2001, SFAS No. 141, "Business Combinations," was issued. This statement eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company adopted this standard on July 1, 2001 and adoption of this standard did not have a significant effect on the Company's financial statements.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis. An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis. This statement is effective for fiscal years beginning after December 15, 2001. The Company adopted this standard on January 1, 2002 and adoption of this standard did not have a significant effect on the Company's financial statements.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued establishing new rules and clarifying implementation issues with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," by allowing a probability-weighted cash flow estimation approach to measure the impairment loss of a long-lived asset. The statement also established new standards for accounting for discontinued operations. Transactions that qualify for reporting in discontinued operations include the disposal of a component of an entity's operations that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted this standard on January 1, 2002 and adoption of this standard did not have a significant effect on the Company's financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in thousands, except per share amounts)

Comparison of 2001 to 2000 Results of Operations

Revenues

Total revenues increased $2,221, or 2.6%, to $87,584 in 2001 primarily due to an increase in income from rental properties of $1,829 and gains on sale of outparcels of $1,350. These increases were partially offset by a decrease in interest income of $801 and a decrease in interest on direct financing leases of $157.

Income from rental properties increased $1,829, or 2.2%, to $85,448 in 2001. Included in income from rental properties is minimum rent, percentage rent and other rental income. Minimum rents increased $1,651, or 2.5%, primarily due to an increase in rental rates per square foot from $7.87 in 2000 to $7.94 in 2001 and the core portfolio of properties contributing $579, or an increase of 0.7%, over 2000. The core portfolio is defined as properties held in the same corresponding period from the current and prior year, excluding those properties sold or acquired during the same corresponding period. Income from rental properties increased $2,996 due to two properties acquired in 2001 and one property in 2000, which was partially offset by a $1,747 decrease in income attributable to the sale of four properties in 2001 and five properties in 2000. Percentage rent, based on tenant's gross sales exceeding specified amounts, decreased $120, or 11.8%, to $896 for 2001 due to several anchor tenants closing in 2001. Other rental income such as tenant reimbursements, tenant allowances (bad debt reserves) and lease cancellation fees, increased $298, or 2.0%, to $15,575. This increase was partially due to an increase in tenant reimbursements for common area maintenance ("CAM") of $817, or 5.8%. Tenants reimburse us for specific expenses relating to the property, such as maintenance, taxes and insurance. The reimbursements received as a percentage of expenditures were 75.2% in 2001 and 75.8% in 2000. This slight decrease in the recovery percentage is due to an increase in operating costs and a loss of a bankrupt anchor tenant. Tenant allowances decreased $281, or 47.1%, from 2000 and represented only 0.4% of rental income in 2001. Lease cancellation fees decreased $742, or 11.8%, due to the one-time lease termination fee of an anchor in 2000.

Interest income decreased $801, or 66.6%, to $401 in 2001 from $1,202 in 2000. The decrease was due to interest charged to previously unconsolidated affiliates in 2000 which was partially offset by interest on cash investments in 2001.

Interest on direct financing leases decreased $157, or 29%, due to the sale of one direct financing lease investment in May 2001 for $3,500.

In 2001, the Company sold land outparcels that are located at the Company's shopping centers. As a result, three outparcels and an investment classified as a land purchase leaseback were sold for $2,113, resulting in a gain of $1,350.

Expenses

Total expenses increased $4,030, or 6.7%, to $64,251 in 2001 due to increases in operating expenses of rental properties of $1,358, interest expense of $789, depreciation of $720, amortization of debt costs of $100 and general and administrative expenses of $1,063.

Operating expenses of rental properties increased $1,358, or 6.9%, to $21,159 in 2001. This increase was partially due to an increase of real estate taxes of $317, or 4.4%, over 2000 as a result of increased property values. Insurance costs increased by $201, or 20.4%, over 2000 due to a general increase in premiums. The Company amortizes lease fees that are capitalized and the amortization expense increased $387, or 46.4%, in 2001 due to increased leasing activity in 2001 and 2000 in connection with the releasing of the former Jitney Jungle stores. During 2001, the Company executed over 1.2 million square feet of new or renewed leases, or 14% of the Company's portfolio. Tenant reimbursable operating expenses increased $412, or 6.2%, primarily due to higher operating and maintenance costs. Overall, the operating expenses of properties increased due to core portfolio operating expenses increasing $851, or 4.4%, over 2000 and the three properties acquired during 2001 and 2000 increasing expenses $825. These increases were partially offset by a decrease in expenses of $319 from the sales of nine properties during 2001 and 2000.

Interest expense increased $789, or 3.6%, in 2001 primarily due to the higher interest rate on three new mortgage notes as compared to the credit line. This interest increase was partially offset by a repaid mortgage in 2000 and a decrease of $188 on bank interest due to a lower effective interest rate of 6.48% in 2001 as compared to 7.61% in 2000.

(Dollars in thousands, except per share amounts)

The net increase of $720, or 5.0%, in depreciation expense in 2001 was due to the acquisition of a shopping center in the fourth quarter of 2000 and two shopping centers during 2001, net of the effect of the disposition of three properties in 2001 and five properties in 2000.

Amortization of debt costs increased $100, or 18.4%, primarily due to the new $50,000 of 7.77% senior notes issued in March 2001.

General and administrative expenses increased $1,063, or 30.3%, to $4,570 in 2001. $790 of this increase relates to salary expenses for additional personnel, primarily for development efforts, partially offset by a $366 increase of capitalized development costs, as compared to 2000. $530 of the general and administrative expense increase is due to a one time lawsuit settlement and a write-off of one-time transaction costs incurred in 2001. Total general and administrative expenses as a percentage of total revenues was 5.2% and 4.1% for 2001 and 2000, respectively. Excluding the one time expenses, general and administrative expenses as a percentage of total revenues would have been 4.6% for 2001.

Other

Equity in losses of unconsolidated affiliates decreased $52 to $4 in 2001 due to consolidation of a previously unconsolidated subsidiary as a wholly-owned subsidiary in the first quarter of 2001.

Income taxes were $53 in 2001 compared to no income tax expense in 2000 due to consolidation of a previously unconsolidated subsidiary as a wholly-owned subsidiary in the first quarter of 2001.

Minority interest expense decreased $42, or 7.1%, to $554 in 2001. Minority interest represents the interest of an unaffiliated limited partner in the earnings of a partnership with the Company. Due to the Company acquiring one property in 2000 and two properties in 2001 for inclusion in the partnership, the Company increased its percentage ownership of the partnership from 93% in 2000 to 94.3% in 2001. Therefore this change in percentage ownership decreased the limited partner's interest in the earnings of the partnership.

Gains on sales of properties decreased $2,051 to $2,498 in 2001 from $4,549 in 2000. The Company sold three investments in limited growth, or tertiary, markets during 2001 for approximately $8,001. The Company also sold one investment, accounted for as a direct financing lease, for $3,500. In 2000, the Company sold five investments for approximately $17,386.

Net Earnings

Net earnings decreased $3,819, or 13.2%, to $25,220 in 2001 from $29,039 in 2000. The decrease was attributable to a reduction in the gains on sales of properties and higher operating expenses of the properties along with a lower tenant reimbursement rate and higher general and administrative expenses. These increases in expenses were partially offset by an increase in revenues primarily from the increase in base rents per square foot and gains on outparcel sales.

Comparison of 2000 to 1999 Results of Operations

Revenues

Total revenues decreased $28, or 0.03%, to $85,363 in 2000. This slight decrease is due to a $138 decrease in income in rental properties, a $18 decrease in interest on direct financing leases and a $969 decrease in other income. These decreases were offset by a $821 increase in interest income.

Income from rental properties increased $138, or 0.2%, to $83,619 in 2000. Included in income from rental properties is minimum rent, percentage rent and other rental income. Minimum rents decreased $1,400, or 2.0%, primarily from the decrease in income of $1,912 related to the sales of five properties in 2000 and four properties in 1999. This decrease was partially offset by an increase in revenues related to two acquisitions in 1999 of $585 and an increase in rental rates per square foot from $7.82 in 1999 to $7.87 in 2000. Percentage rent, based on tenant's gross sales exceeding specified amounts, decreased $2, or 0.2%, to $1,016 for 2000. Other rental income such as tenant reimbursements, tenant allowances and lease cancellation fees, increased $1,540, or 11.2%, to $15,277. This increase was partially due to an increase in tenant reimbursements for CAM of $475, or 3.5%. Tenants reimburse us for specific expenses relating to the property such as maintenance, taxes and insurance. The reimbursements received as a percentage of expenditures were 75.8% in 2000 and 77.0% in 1999. This decrease in the recovery percentage is

(Dollars in thousands, except per share amounts)

primarily due to the loss of a bankrupt anchor tenant, Jitney Jungle. Tenant allowances increased $287, or 92.1%, from 1999 primarily due to a $323 write-off of the receivables related to the bankrupt tenant. Tenant allowances represented only 0.7% of rental income in 2000. Lease cancellation fees increased $1,125 to $1,392 in 2001 due to a $1,189 termination of an anchor tenant. The core portfolio's income increased by $1,465, or 1.9%; however this was due to the one-time lease termination fee partially offset by the write-off in the tenant allowances.

Interest income increased $821, or 215.7%, to $1,202 in 2000 from $381 in 1999. The increase was due to a new loan pursuant to a development agreement and a loan to an unconsolidated affiliate for several additional developments.

Interest on direct financing leases decreased $18, or 3.3%, due to normal recurring principal amortization of the direct financing leases.

Other income in 1999 of $969 represented a one-time transaction in which the Company relinquished an option to purchase a development as part of a joint venture agreement. No such transaction occurred in 2000.

Expenses

Total expenses increased $1,514, or 2.6%, to $60,221 in 2000 due to increases in operating expenses of rental properties of $343, interest expense of $516, depreciation of $499, amortization of debt costs of $81 and general and administrative expenses of $75.

Operating expenses of rental properties increased $343, or 1.8%, to $19,801 in 2000. This increase was partially due to an increase in insurance costs of $61, or 6.5%, over 1999 and an increase in the amortization of lease fees of $358, or 75.4%, over 1999. The increase in lease fees is due to the two acquisitions in 1999 as well as re-leasing of two of the former Jitney Jungle stores. During 2000, the Company executed over 1.2 million square feet of new or renewed leases representing 13.1% of the Company's portfolio. These increases were partially offset by tenant reimbursement expenses decreasing $172, or 2.5%, primarily due to lower property maintenance costs. Overall, the operating expenses of rental properties increased due to the core portfolio operating expenses increasing $812, or 4.5%, over 1999 and due to the two properties acquired during 1999 increasing expenses $158. These increases were offset by a decrease in expenses of $627 from the sales of nine properties during 2000 and 1999.

Interest expense increased $516, or 2.4%, in 2000 primarily due to an increase in bank indebtedness interest of $700 or 48%. The bank interest increased because of a higher effective interest rate of 7.97% in 2000, as compared to 7.62% in 1999 and a higher average borrowing amount during 2000. This interest increase was partially offset by a repaid mortgage in 2000, representing approximately $273.

The net increase of $499, or 3.6%, in depreciation expense in 2000 was due to the acquisition of two shopping centers in 1999, net of the effect of the disposition of five properties in 2000 and four properties in 1999.

Amortization of debt costs increased $81, or 17.6%, primarily due to the costs associated with increasing the Company's credit facilities.

General and administrative expenses increased $75, or 2.2%, to $3,507 in 2000 primarily due to salary expenses for personnel, partially offset by an increase of capitalized development costs as compared to 1999. Total general and administrative expenses as a percentage of total revenues was 4.1% and 4.0% for 2000 and 1999, respectively.

Other

Equity in losses of unconsolidated affiliates increased $60 to $56 in 2000 due to an increase in the development expenses of one of the unconsolidated subsidiaries.

Minority interest expense decreased $87, or 12.7%, to $596 in 2000. Minority interest represents the interest of an unaffiliated limited partner in the earnings of a partnership with the Company. The partnership net earnings decreased $1,406, or 14.4%, in 2000, thus the earnings attributable to the minority interest decreased. The Company increased its percentage ownership of the partnership from 92.9% in 1999 to 93.0% in 2000.

(Dollars in thousands, except per share amounts)

Gains on sales of properties increased $2,066 to $4,549 in 2000 from $2,483 in 1999. The Company sold five investments in limited growth, or tertiary, markets during 2000 for approximately $17,386. In 1999, the Company sold four investments for approximately $12,777.

Net Earnings

Net earnings increased $708, or 2.5%, to $29,039 in 2000 from $28,331 in 1999. The increase was attributable to an increase on the gains on sales of properties and higher interest income offset by an increase in operating expenses and equity in losses of unconsolidated affiliates.

Liquidity and Capital Resources

The Company presently expects cash from operating activities to be its primary source of funds to pay dividends, mortgage note payments and certain capital improvements on properties. Net cash from operating activities was $39,490 in 2001 as compared to $38,416 in 2000, an increase of 2.8%. The increase in cash flow is due to the rental income from two acquisitions in 2001 and one in 2000. Dividends paid during 2001 and 2000 were $28,589 and $29,782, respectively. Mortgage principal payments for 2001 and 2000 were $2,577 and $2,134, respectively. Total capital expenditures on operating properties for 2001 and 2000 were $9,135 and $7,986, respectively.

Other planned activities, including property acquisitions, new developments, certain capital improvement programs and debt repayments, are expected to be funded to the extent necessary by bank borrowings, mortgage financing, periodic sales or exchanges of existing properties, the issuance of OP Units and public or private offerings of stock or debt. Net cash used in investing activities was $24,229 in 2001, as compared to $17,011 in 2000, an increase of $7,218, or 42.4%. This increase in cash used in investing activities was due to an increase in acquisitions over 2000 of $3,228 to $14,666 in 2001, as well as an increase in capital expenditures relating to the re-tenanting of anchor spaces due to the former bankrupt tenant. Development activities increased by $3,352 to $13,443 in 2001 as the Company began three developments and completed one development.

Net cash used in financing activities decreased to $13,635 in 2001 from $21,088 in 2000, a decrease of $7,453, or 35.3%. This decrease was due to the Company's stock buyback program ending in January 2001 as well as obtaining additional mortgage notes payable of $20,740 during 2001.

In November 1999, the Board of Directors authorized the Company to repurchase up to $25,000 of its common stock through the open market or in privately negotiated transactions. During 2001 and 2000, the Company repurchased 47,000 and 2,488,701 shares, for a cost of $405 and $20,818, respectively, including commissions and other costs. On January 16, 2001, the Company completed the stock repurchase program. The Company repurchased a total of 3,028,276 shares at an average price of $8.26 per share.

The Company has a Dividend Reinvestment Plan (the "DRIP") which allows shareholders, who own at least 100 shares of the Company's common stock, to elect to reinvest all or a portion of their distributions in newly issued shares of common stock of the Company. The Company did not receive any proceeds under the DRIP in 2001 and 1999 as shares were purchased on the open market to fund the DRIP. In 2000, the Company issued 59,089 treasury shares and received net proceeds of $497.

In May 1998, the Company filed a shelf registration statement covering up to $300,000 of common stock, preferred stock, depositary shares, debt securities and warrants. In January 2001, the Company filed a new shelf registration statement to replace and update the 1998 shelf registration statement. The Company presently intends to use the net proceeds of any offerings under such shelf registration for general corporate purposes, which may include, without limitation, repayment of maturing obligations, redemption of outstanding indebtedness or other securities, financing future acquisitions and for working capital. As of December 31, 2001, the Company had issued $50,000 in debt securities from the shelf registration. The Company also issued $25,000 of debt securities under the shelf registration statement in January 2002, resulting in $225,000 of securities remaining available for issuance under the shelf registration statement.

On March 23, 2001, the Company established a Medium Term Note Program (the "MTN Program"), pursuant to the Company's shelf registration statement filed in January 2001. The MTN Program allows the Company, from time to time, to issue and sell up to $100,000 of medium term notes. Medium term notes have a maturity of nine

(Dollars in thousands, except per share amounts)

months or more from the date of issuance. On March 29, 2001, pursuant to the MTN Program, the Company issued $50,000 of 7.77% medium term notes due April 1, 2006. Net proceeds from the issuance totaled $49,328 and were used to substantially repay the $50,000 of 7.45% senior notes that were due on April 1, 2001. On January 23, 2002, an additional $25,000 of 7.84% medium term notes were issued to redeem the 7.3% convertible subordinated debentures. These new notes are due on January 23, 2012. As a result, the Company has $25,000 of medium term notes available for issuance under its MTN Program.

At December 31, 2001, the Company also had outstanding $75,000 of 7.25% senior notes due August 15, 2007 that were issued on August 15, 1997.

As of December 31, 2001, the Company also had outstanding $23,275 of 7.3% convertible subordinated debentures due August 15, 2003. The Company had the option to redeem the debentures at par plus accrued interest and, on December 24, 2001, the Company gave notice it intended to exercise such redemption option by January 24, 2002. On January 24, 2002, the Company redeemed all of the outstanding 7.3% convertible subordinated debentures at par for $23,220. Prior to redemption, 165 bonds were converted into 14,659 shares of common stock.

The Company uses secured borrowings to meet capital requirements. As of December 31, 2001, the Company had $134,677 in mortgage notes payable at a weighted average interest rate of 7.39%, which are due in monthly installments with maturity dates ranging from 2002 to 2024.

In April 2001, the Company entered into three secured mortgages totaling $20,740, secured by first mortgages on three properties. These notes are due and payable in ten years and the principal amortization is based on a thirty year amortization schedule. The notes bear interest at a weighted average interest rate of 7.17% and range from 7.02% to 7.25%.

Future principal amortization and balloon payments applicable to mortgage notes payable at December 31, 2001 are as follows:

Year	Principal Amortization	Ballon Payments	Total
2002	$ 2,684	$ 7,155	$ 9,839
2003	2,805	–	2,805
2004	3,023	–	3,023
2005	3,266	7,500	10,766
2006	3,393	4,797	8,190
Thereafter	53,150	45,604	98,754
	$ 68,321	$ 65,056	133,377
Interest Premium			1,295
			$ 134,672

On November 1, 1999, the Company obtained a $100,000 unsecured revolving loan facility (the "Revolving Loan"), which was scheduled to mature on November 1, 2002. This Revolving Loan replaced the Company's previous credit facility and is led by a different financial institution and further backed by a syndicate of four other financial institutions. Not later than November 1 of each year commencing in 2000, the Company may request to extend the maturity date for an additional 12-month period beyond the existing maturity date. The interest rate is, at the option of the Company, either prime, fluctuating daily, or LIBOR plus the "Applicable Margin" (currently 115 basis points), which is subject to adjustment based upon the rating of the senior unsecured long-term debt obligations of the Company. The Company may borrow, repay and/or reborrow under this loan at any time. In addition, the Company secured a $5,000 unsecured swing line, bearing interest at LIBOR plus the Applicable Margin, scheduled to mature on October 31, 2000. In October 2000, the Company requested and was approved an extension of the maturity date of the Revolving Loan and the swing line to November 1, 2003. The Company also secured an option to increase the Revolving Loan at its discretion by $50,000. The terms of the Company's credit facilities include certain restrictive covenants, which the Company was in compliance with as of December 31, 2001.

(Dollars in thousands, except per share amounts)

As of December 31, 2001 and 2000, the borrowings under the Company's credit facilities totaled $51,654 and $55,000, respectively. The average interest rates for 2001 and 2000 were 6.48% and 7.61%, respectively. At December 31, 2001, the weighted average interest rate was 3.67% on outstanding borrowings under the Revolving Loan.

LP, IRTCCII, IRTAL and IRTMC guarantee the Company's indebtedness under the Company's existing unsecured revolving term loan and its other senior debt.

The Company presently believes, based on currently proposed plans and assumptions relating to its operations, the Company's existing financial arrangements, together with cash flows from operations, will be sufficient to satisfy its foreseeable cash requirements for the next year. At December 31, 2001 the Company's market capitalization was approximately $657,619, of which 51%, or $334,361, was from financing sources. It is the Company's present intention to have access to the capital resources necessary to expand and develop its business while maintaining its investment grade ratings with Moody's Investor Services and Standard and Poor's. Accordingly, the Company may, from time to time, seek to obtain funds through additional security offerings or debt financings in a manner consistent with its current debt capitalization policy.

Inflation and Economic Factors

The effects of inflation upon the Company's results of operations and investment portfolio are varied. From the standpoint of revenues, inflation has the dual effect of both increasing the tenant revenues upon which percentage rentals are based and allowing increased fixed rentals as rental rates rise generally to reflect higher construction costs on new properties. This positive effect is partially offset by increasing operating and interest expenses, but usually not to the extent of the increases in revenues.

The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. Such activities affect the availability and cost of credit, generally, and the Company's costs under its bank credit facilities, in particular.

Environmental Factors

Certain of the Company's properties have environmental concerns that have been or are being addressed. The North Carolina Department of Environment, Health and Natural Resources ("DEHNR") informed the Company, by letter dated November 30, 2000, that the Company's Industrial property in Charlotte, North Carolina ("Industrial Property"), continues to be included on the North Carolina Inactive Hazardous Waste Sites Priority List ("Priority List"). According to DEHNR, the Priority List is a list of sites in North Carolina where uncontrolled disposal, spills, or releases of hazardous substances have been identified. The Company also has been informed by a third-party consultant that hazardous substances may be present in groundwater under the Industrial Property in excess of regulatory limits. DEHNR indicated in its November 30 letter that it was simply notifying us of inclusion of the Industrial Property on the Priority List and the letter is not an order to conduct any work, but we are invited to consider a voluntary cleanup.

The Company has begun investigating this matter, including the basis for inclusion of the Industrial Property on the Priority List and scope and source of any such hazardous substances in groundwater (which may be a result of, among other things, prior ownership and usage of the Industrial Property or contaminants from other nearby properties), and whether its insurance will cover these costs in whole or in part. Depending on the results of this investigation, notification of DEHNR may be required and certain corrective actions performed. Based on information presently available, the Company presently believes that the costs of any such corrective action is not expected to have a material adverse effect on the Company.

Since January 1, 2000, the Company has maintained environmental and pollution legal liability insurance coverage to attempt to mitigate the associated risks. Although no assurance can be given that Company properties will not be affected adversely in the future by environmental problems, the Company presently believes that there are no environmental matters that are reasonably likely to have a material adverse effect on the Company's financial position. See "Regulation" located within this report.

Funds from Operations

The Company defines funds from operations, consistent with the National Association of Real Estate Investment Trusts ("NAREIT") definition, as net earnings on real estate investments less gains (losses) on sale of properties and extraordinary items plus depreciation and amortization of capitalized leasing costs. Interest and amortization of issuance costs related to convertible subordinated debentures and minority interest expenses are added back to funds from operations when assumed conversion of the debentures and OP Units is dilutive. The conversion of the debentures and the OP Units are dilutive and therefore assumed for the fiscal years ended December 31, 2001, 2000 and 1999. Management believes funds from operations should be considered along with, but not as an alternative to, net earnings as defined by generally accepted accounting principles as a measure of the Company's operating performance. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

The following data is presented with respect to the calculation of funds from operations under the NAREIT definition for 2001, 2000 and 1999 (in thousands except per share amounts):

	Year Ended December 31,		
	2001	2000	1999
Net earnings	$ 25,220	$ 29,039	$ 28,331
Gain on sales of properties	(2,498)	(4,549)	(2,483)
Depreciation [1]	14,841	14,149	13,708
Amortization of capitalized leasing fees [1]	1,225	849	504
Amortization of capitalized leasing income	153	166	160
Loss on extinguishment of debt	–	–	157
Funds from operations	38,941	39,654	40,377
Interest on convertible debentures	1,699	1,699	1,699
Amortization of convertible debenture costs	100	100	100
Amounts attributable to minority interests	819	860	861
Fully diluted funds from operations	$ 41,559	$ 42,313	$ 43,037
Per share:			
Fully diluted funds from operations	$ 1.25	$ 1.23	$ 1.20
Applicable weighted average shares	33,301	34,432	35,973

[1] *Net of amounts attributable to minority interests*

Quantitative and Qualitative Disclosures About Market Risk

(dollars in thousands)

The Company's primary exposure to market risk is interest rate risk as it relates to the Company's variable interest rate bank credit facilities. As market conditions fluctuate, interest rates either increase or decrease and interest expense from the variable rate bank credit facilities will move in the same manner as the interest rates. At December 31, 2001, the variable rate debt represented 15.5% of the total debt outstanding and the average interest rate for the year ended December 31, 2001 was 6.48%. If the average interest rate for the credit facilities was 100 basis points higher or lower, annual interest expense would be increased or decreased by approximately $430.

The Company also utilizes mortgage notes payable and senior unsecured notes with fixed rates. Sudden changes in interest rates generally do not affect the Company's interest expense as these debt instruments have fixed rates for extended periods of time. The Company's potential risk is from increases in long-term real estate mortgage rates or borrowing rates that may occur. As the debt instruments mature, the Company typically refinances such debt at the then current market interest rates, which may be more or less than the interest rates on the maturing debt. As of December 31, 2001, fixed rate debt represented 84.5% of the total debt outstanding.

On December 24, 2001, the Company gave notice it intended to redeem all of the 7.3% convertible subordinated debentures on January 24, 2002. The Company intended to refinance this maturing obligation in 2002, and on January 23, 2002, the Company issued $25,000 of 7.84% senior unsecured notes. Due to the higher interest rate of the 7.84% refinancing, the Company's yearly interest expense, as compared to the interest from the 7.3% convertible subordinated debentures, will increase by approximately $261.

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates or market conditions, including estimated fair values for the Company's interest rate sensitive liabilities as of December 31, 2001. As the table incorporates only those exposures that exist as of December 31, 2001, it does not address exposures which could arise after that date. Moreover, because there were no firm commitments to sell the obligations at fair value as of December 31, 2001, except as described above, the information presented has limited predictive value. As a result, the Company's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during a future period and at prevailing interest rates. Dollar amounts in the following table are in thousands.

	Nominal* Interest Rate	Expected Maturity/Principal Repayment 2002	2003	2004	2005	2006	Thereafter	Total Balance	Fair Value
Variable Rate Liabilities:									
Lines of Credit Facilities	3.67%	$ –	$ 51,654	$ –	$ –	$ –	$ –	$ 51,654	$ 51,654
Fixed Rate Liabilities:									
7.3% Convertible Subordinated Debentures - fixed rate	7.30%	23,275	–	–	–	–	–	23,275	23,828
7.25% Senior Notes - fixed rate	7.25%	–	–	–	–	–	75,000	75,000	85,743
7.77% Senior Notes - fixed rate	7.77%	–	–	–	–	50,000	–	50,000	57,578
Mortgage Notes Payable	7.39%	9,952	2,924	3,149	10,899	8,331	99,417	134,672	137,522
Total Liabilities		$ 33,227	$ 54,578	$ 3,149	$ 10,899	$ 58,331	$ 174,417	$ 334,601	$ 356,325

** Average rates as of December 31, 2001*

Consolidated Balance Sheets

December 31, 2001 and 2000
(In thousands, except share and per share amounts)

	2001	2000
ASSETS		
Real estate investments:		
Rental properties	$ 659,820	$ 632,337
Properties under development	22,599	679
	682,419	633,016
Accumulated depreciation	(109,344)	(96,183)
Net rental properties	573,075	536,833
Equity investment in and advances to unconsolidated affiliates	–	17,342
Net investment in direct financing leases	2,174	4,245
Mortgage loans, net	1,160	4,313
Net real estate investments	576,409	562,733
Cash and cash equivalents	2,457	831
Prepaid expenses and other assets	11,634	10,996
Total assets	$ 590,500	$ 574,560
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Mortgage notes payable, net	$ 134,672	$ 116,509
7.3% convertible subordinated debentures, net	23,275	23,275
Senior notes, net	124,760	124,714
Indebtedness to banks	51,654	55,000
Accrued interest	4,598	5,010
Accrued expenses and other liabilities	10,652	6,918
Total liabilities	349,611	331,426
Commitments and contingencies (Notes 5, 8 and 13)		
Minority interest payable	7,755	7,981
Shareholders' Equity:		
Preferred stock, $1 par value, authorized 10,000,000 shares; none issued	–	–
Common stock, $1 par value, 150,000,000 shares authorized; 33,234,206 shares issued in 2001 and 2000, respectively	33,234	33,234
Additional paid-in capital	272,172	272,040
Deferred compensation/stock loans	(1,732)	(1,850)
Treasury stock, at cost, 2,738,204 and 2,889,276 shares in 2001 and 2000, respectively	(22,783)	(23,883)
Cumulative distributions in excess of net earnings	(47,757)	(44,388)
Total shareholders' equity	233,134	235,153
Total liabilities and shareholders' equity	$ 590,500	$ 574,560

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Earnings

For the Years Ended December 31, 2001, 2000 and 1999
(In thousands, except per share amounts)

	2001	2000	1999
Revenues:			
Income from rental properties	$ 85,448	$ 83,619	$ 83,481
Interest income	401	1,202	381
Interest on direct financing leases	385	542	560
Other income	–	–	969
Gain on sale of outparcels	1,350	–	–
Total revenues	87,584	85,363	85,391
Expenses:			
Operating expenses of rental properties	21,159	19,801	19,458
Interest expense	22,793	22,004	21,488
Depreciation	15,088	14,368	13,869
Amortization of debt costs	641	541	460
General and administrative	4,570	3,507	3,432
Total expenses	64,251	60,221	58,707
Equity in (losses) earnings of unconsolidated affiliates	(4)	(56)	4
Earnings before income taxes, minority interest, gain on sales of properties and extraordinary item	23,329	25,086	26,688
Income tax provision	(53)	–	–
Minority interest of unitholders in operating partnership	(554)	(596)	(683)
Gain on sales of operating properties	2,498	4,549	2,483
Earnings before extraordinary item	25,220	29,039	28,488
Extraordinary item:			
Loss on extinguishment of debt	–	–	(157)
Net earnings	$ 25,220	$ 29,039	$ 28,331
Per Share: (Note 20)			
Earnings before extraordinary item - basic	$ 0.83	$ 0.92	$ 0.86
Extraordinary item - basic	–	–	–
Net earnings - basic	$ 0.83	$ 0.92	$ 0.86
Earnings before extraordinary item - diluted	$ 0.83	$ 0.91	$ 0.86
Extraordinary item - diluted	–	–	–
Net earnings - diluted	$ 0.83	$ 0.9	$ 0.86
Weighted average number of shares outstanding:			
Basic	30,322	31,536	33,119
Diluted	33,301	34,432	33,904

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2001, 2000 and 1999
(In thousands, except per share amounts)

	Total Shares			Additional		Deferred	Cumulative Distributions	Total
	Common Stock	Treasury Stock	Common Stock	Paid-In Capital	Treasury Stock	Compensation/ Stock Loans	In Excess of Net Earnings	Shareholders' Equity
Balance at December 31, 1998	33,252	–	$ 33,252	$ 272,975	$ –	$ (2,386)	$ (41,068)	$ 262,773
Net earnings	–	–	–	–	–	–	28,331	28,331
Dividends declared - $.93 per share	–	–	–	–	–	–	(30,908)	(30,908)
Exercise of options, net	4	–	4	33	–	–	–	37
Amortization of deferred compensation	–	–	–	–	–	103	–	103
Forfeiture of restricted stock	(22)	–	(22)	(203)	–	225	–	–
Adjustment to minority interest of unitholders in operating partnership for issuance of additional units	–	–	–	(357)	–	–	–	(357)
Acquisition of treasury stock	–	(517)	–	–	(4,026)	250	–	(3,776)
Balance at December 31, 1999	33,234	(517)	33,234	272,448	(4,026)	(1,808)	(43,645)	256,203
Net earnings	–	–	–	–	–	–	29,039	29,039
Dividends declared - $.94 per share	–	59	–	(16)	513	–	(29,782)	(29,285)
Exercise of options, net	–	37	–	(8)	295	–	–	287
Amortization of deferred compensation	–	–	–	–	–	122	–	122
Issuance of restricted stock to employees	–	25	–	13	191	(204)		–
Forfeiture of restricted stock	–	(5)	–	(2)	(38)	40	–	–
Adjustment to minority interest of unitholders in operating partnership for issuance of additional units	–	–	–	(395)	–	–	–	(395)
Acquisition of treasury stock	–	(2,488)	–	–	(20,818)	–	–	(20,818)
Balance at December 31, 2000	33,234	(2,889)	33,234	272,040	(23,883)	(1,850)	(44,388)	235,153
Net earnings	–	–	–	–	–	–	25,220	25,220
Dividends declared - $.94 per share	–	–	–	–	–	–	(28,589)	(28,589)
Exercise of options, net	–	196	–	114	1,486	–	–	1,600
Shares issued pursuant to the stock purchase plan	–	2	–	5	19	–	–	24
Amortization of deferred compensation	–	–	–	–	–	118	–	118
Adjustment to minority interest of unitholders in operating partnership for issuance of additional units	–	–	–	13	–	–	–	13
Acquisition of treasury stock	–	(47)	–	–	(405)	–	–	(405)
Balance at December 31, 2001	33,234	(2,738)	$ 33,234	$ 272,172	$(22,783)	$ (1,732)	$ (47,757)	$ 233,134

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999
(In thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 25,220	$ 29,039	$ 28,331
Adjustments to reconcile earnings to net cash from operating activities:			
Depreciation	15,088	14,368	13,869
Gain on sale of operating properties	(2,498)	(4,549)	(2,483)
Gain on sale of outparcels	(1,350)	–	–
Minority interest of unitholders in partnership	(213)	288	(50)
Straight line rent adjustment	(533)	(153)	–
Amortization of deferred compensation	118	122	103
Amortization of debt costs and discounts	673	700	519
Amortization of capitalized leasing income	152	166	160
Extraordinary loss - extinguishment of debt	–	–	157
Changes in assets and liabilities:			
Increase in accrued interest on debentures and senior notes	40	–	–
Decrease (increase) in interest receivable, prepaid expenses and other assets	476	(1,708)	(146)
Increase in accrued expenses and other liabilities	2,317	143	992
Net cash flows from operating activities	39,490	38,416	41,452
Cash flows used in investing activities:			
Additions to operating properties, net	(23,801)	(19,424)	(14,714)
Additions to development properties, net	(13,443)	–	–
Proceeds from sales of operating properties, net	11,196	16,719	12,409
Proceeds from sale of outparcels, net	2,113	–	–
Investment in unconsolidated affiliates	–	(10,091)	(7,251)
Purchase of unconsolidated affiliate, net of assets acquired	177	–	–
Distribution from dissolution of unconsolidated affiliate	21	–	–
Funding of mortgage loans	(516)	(4,507)	–
Collections of mortgage loans, net	24	292	1,005
Net cash flows used in investing activities	(24,229)	(17,011)	(8,551)
Cash flows used in financing activities:			
Cash dividends, net	(28,589)	(29,285)	(30,908)
Purchase of treasury stock	(405)	(20,818)	(3,776)
Exercise of stock options	1,600	287	37
Issuance of shares under stock purchase plan	24	–	–
Proceeds from mortgage notes payable	20,740	–	40,000
Principal amortization of mortgage notes payable	(2,577)	(2,134)	(1,835)
Repayment of mortgage notes payable	–	(3,521)	(3,958)
Proceeds from 7.77% senior notes issuance	50,000	–	–
Repayment of 7.45% senior notes	(50,000)	–	–
(Decrease) increase in bank indebtedness	(3,346)	34,600	(31,100)
Payment of deferred financing costs	(1,082)	(217)	(1,191)
Net cash flows used in financing activities	(13,635)	(21,088)	(32,731)
Net increase in cash and cash equivalents	1,626	317	170
Cash and cash equivalents at beginning of period	831	514	344
Cash and cash equivalents at end of period	$ 2,457	$ 831	$ 514
Supplemental disclosures of cash flow information:			
Total cash paid during period for interest	$ 23,937	$ 21,501	$ 21,344

The accompanying notes are an integral part of these consolidated statements.

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

1. ORGANIZATION AND NATURE OF OPERATIONS

IRT Property Company, individually and collectively with its subsidiaries ("IRT" or the "Company"), was founded in 1969 and became a public company in May 1971 (NYSE: IRT). The Company is an owner, operator, redeveloper and developer of high quality, well located neighborhood and community shopping centers. The Company's portfolio consists of 87 shopping centers, three shopping center investments, four development properties, one industrial property and four mortgage loans. The 87 shopping centers and the three shopping center investments total approximately 9.7 million square feet of retail space and are located in eleven southeastern states. IRT shopping centers are anchored by necessity-oriented retailers such as supermarkets, drug stores, national value retailers and department stores.

The Company has four wholly-owned subsidiaries. VW Mall, Inc. ("VWM") was formed in July 1994, but is currently inactive. IRT Alabama, Inc. ("IRTAL") was formed in August 1997 to purchase Madison Centre in Madison, Alabama, which it continues to own, but it conducts no significant operations beyond this property. IRT Management Company ("IRTMC") was formed in 1990 and currently holds 93.3% of the operating units of IRT Partners L.P. ("LP").

IRT Capital Corporation II ("IRTCCII") is a taxable real estate investment trust ("REIT") subsidiary and was formed under the laws of Georgia in 1999. IRTCCII elected on March 15, 2001 to become a taxable REIT subsidiary pursuant to the Tax Relief Extension Act of 1999 as amended (the "REIT Modernization Act of 1999"). Although IRTCCII is primarily used by the company to develop properties, it also has the ability to buy and sell properties, provide equity to developers and perform third-party management, leasing and brokerage operations.

The Company also serves as general partner of LP, a Georgia limited partnership formed in 1998 to enhance the Company's acquisition opportunities through a "downreit" structure. This structure offers potential sellers the ability to make a tax-deferred sale of their real estate investment in exchange for Operating Partnership Units ("OP Units") of LP. OP Units receive the same distributions as the Company's common stock and are redeemable for shares of the Company's common stock. IRT and IRTMC, together, owned approximately 1% and 93.3%, respectively, of LP as of December 31, 2001. The accounts of LP are included in the accompanying consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The accompanying consolidated financial statements include the accounts of IRT, its wholly-owned subsidiaries, majority-owned and controlled subsidiaries and the partnership. Prior to 2001, the Company had investments in affiliates over which the Company did not exercise control, and therefore accounted for the investments by the equity method. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions within the financial statements include impairment evaluation of operating and development properties and other long-term assets, determination of useful lives of assets subject to depreciation or amortization and valuation adjustments to tenant related accounts. Actual results could differ from those estimates.

Revenue Recognition

Leases with tenants are accounted for as operating leases. Rental revenue is recognized on a straight-line basis over the initial lease term. Certain tenants are required to pay percentage rents based on their gross sales exceeding specified amounts. This percentage rental revenue is recorded upon collection. The Company receives reimbursements from tenants for real estate taxes, common area maintenance and other recoverable costs. These tenant reimbursements are recognized as revenue in the period the related expense is recorded.

The Company makes valuation adjustments (bad debt reserves) to all tenant related revenue based upon the tenant's credit and business risk. The Company suspends the accrual of income on specific investments where interest, reimbursement or rental payments are delinquent sixty days or more.

Other non-rental revenue is recognized as revenue when earned.

Gains on sales of real estate assets are recognized at the time title to the asset is transferred to the buyer, subject to the adequacy of the buyer's initial and continuing investment and the assumption by the buyer of all future ownership risks of the property. The gain for sales of operating properties is calculated based on the net carrying value of the property at the time of sale. The net carrying value represents the cost of acquisition, renovation or betterment of the property less the accumulated depreciation of such costs. For gains on outparcel sales, the gain is calculated based on the value assigned to the outparcel lot through specific identification of costs or the relative sales value of the outparcel lot to the entire property.

Rental Properties and Properties under Development

Rental properties are stated at cost less accumulated depreciation. Costs incurred for the acquisition, renovation, and betterment of the properties are capitalized and depreciated over their estimated useful lives. Recurring maintenance and repairs are charged to expense as incurred. Depreciation is computed on a straight-line basis generally for a period of sixteen to forty years for buildings and significant improvements. Tenant improvements are depreciated on a straight-line basis over the life of the related lease.

Properties under development are stated at cost. Depreciation does not begin until the asset is placed in service. Acquisition, development and construction costs are capitalized, including predevelopment costs, interest and salaries. Predevelopment costs include costs for zoning, planning, development feasibility studies and other costs directly related to the development property. Unsuccessful predevelopment efforts and their related costs are expensed when it is probable development efforts will not continue. Interest costs and salaries directly attributable to the development process are capitalized for the period of development to ready the property for its intended use.

The Company periodically evaluates the carrying value of its long-lived assets, including operating and development properties, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Impairment is based on whether it is probable that undiscounted future cash flows from each property will be less than its net book value. If an impairment exists, the asset is written down to its estimated fair value and an impairment loss is recognized. Management believes that no material impairment existed at December 31, 2001, and accordingly no loss was recognized.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Leasing Costs

Internal and external commission costs incurred in obtaining tenant leases are included in prepaid expenses and other assets. The costs are amortized on a straight-line basis over the terms of the related leases. Upon lease cancellation or termination, unamortized costs are charged to operations.

Debt Issue and Deferred Finance Costs

Costs related to the issuance of debt instruments and loan costs incurred in obtaining long-term financing are included within prepaids and other assets. The costs are capitalized and amortized over the life of the related issue or financing on a straight-line basis, which approximates the effective interest method. Upon conversion, in the event of redemption or prepayment, applicable unamortized costs are charged to shareholder's equity or to operations, respectively.

Income Taxes

The Company has elected since its inception to be treated as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). In accordance with the Code, a REIT must distribute at least 90% (95% prior to 2001) of its taxable income to its shareholders each year and meet certain other qualifications prescribed by the Code. If all qualifications are met, the Company will not be taxed on that portion of its taxable income which is distributed to its shareholders. For the special provisions applicable to REITs, see Sections 856-860 of the Code. IRT intends to continue to elect to be treated and to continue to qualify as a REIT under the Code.

If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax, at regular corporate tax rates, on its taxable income. The Company may be disqualified from treatment as a REIT for the four taxable years following the year during which its REIT qualification is lost. Even if the Company maintains its qualification for taxation as a REIT, the Company also may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income.

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

The Company has one wholly-owned subsidiary, IRTCCII, that elected on March 15, 2001 to become a taxable REIT subsidiary pursuant to the REIT Modernization Act of 1999. The services provided by this subsidiary generate taxable income and are taxed at regular corporate income tax rates. The corresponding income tax is expensed.

Earnings Per Share

Basic EPS excludes dilution and is computed by dividing net earnings by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares and then shared in the earnings of the Company.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). The Company has adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires companies that do not choose to account for stock-based compensation as prescribed by the statement to disclose the pro forma effects on net income and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock-based compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

Segment Reporting

In 1998 the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement established standards for reporting financial and descriptive information about operating segments in annual financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its senior management group.

The Company owns and operates retail shopping centers in the southeastern United States. Such shopping centers generate rental and other revenue through the leasing of shop spaces to a diverse base of tenants. The Company evaluates the performance of each of its shopping centers on an individual basis due to specific geographical market demographics and local competitive forces. However, because the shopping centers have generally similar economic characteristics and tenants, the shopping centers have been aggregated into one reportable segment.

Derivative Financial Instruments

In June 1998 SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. This statement, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair market value. SFAS No. 133 requires that changes in the derivative's fair market value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company adopted this statement on January 1, 2001. The Company did not hold and has not engaged in transactions using derivative financial instruments. The adoption of this statement did not have a material effect on the Company's balance sheet or results of operations.

Recent Accounting Pronouncements

In June 2001, SFAS No. 141, "Business Combinations," was issued. This statement eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company adopted this standard on July 1, 2001 and adoption of this standard did not have a significant effect on the Company's financial statements.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis. An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis. This statement is effective for fiscal years beginning after December 15, 2001. The Company adopted this standard on January 1, 2002 and adoption of this standard did not have a significant effect on the Company's financial statements.

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued establishing new rules and clarifying implementation issues with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," by allowing a probability-weighted cash flow estimation approach to measure the impairment loss of a long-lived asset. The statement also established new standards for accounting for discontinued operations. Transactions that qualify for reporting in discontinued operations include the disposal of a component of an entity's operations that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted this standard on January 1, 2002 and adoption of this standard did not have a significant effect on the Company's financial statements.

Reclassification of Prior Year Amounts

Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the 2001 presentation.

3. RENTAL PROPERTIES:

Buildings and related improvements are depreciated on a straight-line basis for a period of 16 to 40 years. Tenant improvements are depreciated on a straight-line basis over the life of the related lease. Rental properties are comprised of the following:

	December 31, 2001	December 31, 2000
Land covered by purchase-leaseback agreements	$ 250	$ 686
Land related to building and improvements	153,300	146,781
Building and improvements	493,188	476,510
Tenant improvements	13,082	9,039
Total rental properties	$ 659,820	$ 633,016

Upon expiration of the leases for land covered by purchase-leaseback agreements, all improvements on the land will become the property of the Company. The lessee of one of these properties had the option, subject to certain conditions, to repurchase the land. The option price was for an amount greater than the Company's carrying value of the related land. This option to repurchase the land was exercised in 2001, resulting in a gain to the Company of $347, included in the gain on outparcel sale in the accompanying Consolidated Statements of Earnings.

Rental properties acquired and disposed in 2001 and 2000 are summarized below.

Shopping Center Acquisitions

Date Acquired	Property Name	City, State	Square Footage	Year Built/ Renovated	% Leased at Acquisition	Total Initial Cost	Cash Paid
2001 Acquisitions							
4/12/01	Unigold Shopping Center	Orlando, FL	102,985	1987	97%	$ 8,000	$ 7,903
11/30/01	Carrollwood Center	Tampa, FL	96,242	1971/1996	85%	6,763	6,763
			199,227			$ 14,763	$ 14,666
2000 Acquisitions							
12/28/00	Pine Ridge Square	Coral Springs, FL	117,399	1986	100%	$ 11,600	$ 11,438

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999
(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

Shopping Center Dispositions

Date Sold	Property Name	City, State	Square Footage	Sales Price	Net Proceeds	Gain (Loss)
		2001 Dispositions				
4/18/01	Eden Center	Eden, NC	56,355	$ 3,950	$ 3,830	$ 742
5/31/01	Chadwick Square	Hendersonville, NC	32,100	2,401	2,351	366
6/8/01	Ft. Walton Beach Plaza	Ft. Walton Beach, FL	48,248	1,650	1,300	(135)
			136,703	$ 8,001	$ 7,481	$ 973
		2000 Dispositions				
1/14/00	Palm Gardens	Largo, FL	49,890	$ 1,500	$ 1,389	$ 804
8/1/00	Palm Gardens (1)				651	651
2/18/00	Westgate Square	Sunrise, FL	104,853	11,355	10,271	1,934
8/31/00	Abbeville	Abbeville, SC	59,525	177	135	(5)
10/3/00	Carolina Place	Hartsville, SC	36,560	2,104	2,016	228
12/29/00	Chester Plaza	Chester, SC	71,443	2,250	2,257	937
			322,271	$ 17,386	$ 16,719	$ 4,549

(1) Represents additional sale proceeds received subsequent to the sale of the property.

4. PROPERTIES UNDER DEVELOPMENT

Development properties consisted of the following:

	December 31, 2001	December 31, 2000
Land related to building and improvements	$ 11,491	$ 415
Building and improvements	11,108	264
Total development properties	$ 22,599	$ 679

At December 31, 2001, the Company was is in the process of developing four shopping centers.

- Conway Crossing, located in Orlando, Florida, will consist of a 44,270-square-foot Publix with 28,740 additional square feet of shop space.
- The Shops at Huntcrest, in Lawrenceville, Georgia, will be a 97,000-square-foot shopping center anchored by a 54,340-square-foot Publix.
- Lutz Lake Crossing, in Tampa, Florida, will have approximately 68,000 square feet of retail space, anchored by a 44,270-square-foot Publix.
- Miramar, located in Broward County, Florida, encompasses approximately 23 acres and site preparation has been completed. This development is anticipated to consist of one outparcel and a 185,000-square-foot developable tract for a national anchor tenant.

During the year, IRTCCII completed the first development property, Regency Square, an 85,864-square-foot shopping center, located in Port Richey, Florida and anchored by a 44,270-square-foot Publix. The total cost of the development property was $9,817.

Costs capitalized for development properties include, but are not limited to, interest and internal development costs. Amounts capitalized for interest in 2001, 2000 and 1999 were $776, $906 and $288, respectively. Internal development costs capitalized in 2001, 2000 and 1999 were $642, $276 and $230, respectively.

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

5. DEVELOPMENT AGREEMENTS

The Company enters into agreements to develop shopping centers with local developers. The agreements consist of the Company committing to loan a fixed amount, at a specified interest rate, for the development of the shopping center and the Company then purchasing the center upon the developer meeting certain budgetary and leasing requirements. The loan is secured by the development property and due upon completion. The developer is responsible for all construction matters as well as initial leasing efforts. Generally, the purchase price to the Company is based on the shopping center's net operating income and an implied rate of return at the time when the developer meets the specified requirements.

During 2001, the Company completed a development agreement, Chastain Square II. This agreement was to expand a currently owned shopping center by 13,500 square feet. The Company loaned the developer a total of $3,645, which was repaid upon completion of the expansion. The Company then purchased the expansion for approximately $4,155.

As of December 31, 2001, the Company is involved in one development agreement, Freehome Village, a 89,720 square foot shopping center. The Company has loaned $846 for development and the shopping center should be completed in 2003.

The Company accounts for such development loans as mortgage loans in the accompanying Consolidated Balance Sheets. See Note 8 for an explanation of the loan terms.

6. INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

IRT Capital Corporation ("IRTCC") was formed under the laws of Georgia in 1996 and subsequently dissolved in January 2001. This taxable subsidiary of the Company had the ability to develop properties, buy and sell properties, provide equity to developers and perform third-party management, leasing and brokerage. The Company held 96% of the non-voting common stock and 1% of the voting common stock of IRTCC. The remaining common stock was held by a former member of the Board of Directors and a former executive officer of the Company. In January 2001, the Company purchased the remaining outstanding common stock from the former member of the Board of Directors and the former executive officer of the Company for $16. Subsequent to IRTCC becoming wholly-owned, the Company dissolved IRTCC and recognized a $4 loss. The loss upon dissolution is included within the accompanying Consolidated Income Statements. Prior to IRTCC becoming wholly owned and consolidated, it was accounted for by the Company under the equity method.

IRTCCII was formed under the laws of Georgia in 1999 and is used by the Company primarily to develop properties. IRTCCII elected on March 15, 2001 to become a taxable REIT subsidiary pursuant to the REIT Modernization Act of 1999. In conjunction with the election, the Company made IRTCCII wholly-owned by purchasing the remaining outstanding common stock of IRTCCII for $2. Prior to March 15, 2001, the Company held 96% of the non-voting common stock and 1% of the voting common stock of IRTCCII. The remaining common stock was held by an executive officer and a director of the Company. IRTCCII was accounted for by the Company under the equity method prior to it becoming wholly-owned and consolidated as of March 15, 2001.

LP, IRTCCII, IRTAL and IRTMC guarantee the Company's indebtedness under the Company's existing unsecured revolving term loan and its other senior debt. The guarantees are joint and several and full and unconditional.

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

Condensed consolidating financial information for the wholly owned subsidiaries and the affiliates is presented as follows:

		Guarantors			
	IRT Property Company	Combined Subsidiaries[1]	IRT Partners, LP	Eliminating Entries	Consolidated IRT Property Company
As of December 31, 2001					
ASSETS					
Net rental properties	$ 399,312	$ 28,138	$ 145,625	$ -	$ 573,075
Investment in affiliates	122,168	-	-	(122,168)	-
Other assets	35,677	33,488	21,248	(72,988)	17,425
Total assets	557,157	61,626	166,873	(195,156)	590,500
LIABILITIES					
Mortgage notes payable	93,115	4,093	37,464	-	134,672
Senior Notes, net	124,760	-	-	-	124,760
Indebtedness to banks	51,654	-	-	-	51,654
Other liabilities	84,928	24,431	2,154	(65,233)	46,280
Total liabilities	354,457	28,524	39,618	(65,233)	357,366
SHAREHOLDERS' EQUITY					
Total shareholders' equity	202,700	33,102	127,255	(129,923)	233,134
Total liabilities and shareholders' equity	$ 557,157	$ 61,626	$ 166,873	$ (195,156)	$ 590,500

		Guarantors					
	IRT Property Company	Combined Subsidiaries[1]	IRT Partners, LP	IRT Capital Corporation II	IRT Capital Corporation I	Eliminating Entries	Consolidated IRT Property Company
As of December 31, 2000							
ASSETS							
Net rental properties	$ 394,144	$ 5,575	$ 137,114	$ 17,989	$ –	$ (17,989)	$ 536,833
Investment in affiliates	107,555	–	–	–	–	(90,213)	17,342
Mortgage loans, net	4,313	–	–	–	–	–	4,313
Other assets	25,131	21,720	8,700	397	31	(39,907)	16,072
Total assets	531,143	27,295	145,814	18,386	31	(148,109)	574,560
LIABILITIES							
Mortgage notes payable	81,741	4,173	30,595	–	–	–	116,509
Senior Notes, net	124,714	–	–	–	–	–	124,714
Indebtedness to banks	55,000	–	–	–	–	–	55,000
Other liabilities	54,344	1,319	8,320	18,396	2	(39,197)	43,184
Total liabilities	315,799	5,492	38,915	18,396	2	(39,197)	339,407
SHAREHOLDERS' EQUITY							
Total shareholders' equity	215,344	21,803	106,899	(10)	29	(108,912)	235,153
Total liabilities and shareholders' equity	$ 531,143	$27,295	$ 145,814	$ 18,386	$ 31	$ (148,109)	$ 574,560

[1] Includes IRT Management Co. and IRT Alabama.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999
(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

	IRT Property Company	Guarantors Combined Subsidiaries[1]	Guarantors IRT Partners, LP	Eliminating Entries	Consolidated IRT Property Company
For the year ended December 31, 2001					
Revenues					
Income from rental properties	$ 60,846	$ 1,306	$ 23,296	$ –	$ 85,448
Interest Income	1,043	–	417	(1,059)	401
Interest on direct financing leases	385	–	–	–	385
Other income	696	10,989	293	(10,628)	1,350
Total revenues	62,970	12,295	24,006	(11,687)	87,584
Expenses					
Operating expenses of rental properties	14,679	298	6,182	–	21,159
Interest expense	20,449	632	2,772	(1,060)	22,793
Depreciation	10,974	219	3,895	–	15,088
Amortization of debt costs	629	3	9	–	641
General and administrative	2,920	289	1,050	311	4,570
Total expenses	49,651	1,441	13,908	(749)	64,251
Equity in earnings (losses) of affiliates	10,801	–	–	(10,805)	(4)
Earnings before income taxes, minority interest and gain on sales of properties	24,120	10,854	10,098	(21,743)	23,329
Income tax provision	–	(53)	–	–	(53)
Minority interest in operating partnership	–	–	–	(554)	(554)
Gain on sales of properties	1,390	–	1,108	–	2,498
Net Earnings	$ 25,510	$ 10,801	$ 11,206	$ (22,297)	$ 25,220
Net cash flows provided by (used in) operating activities	$ 26,432	$ 10,741	$ 13,699	$ (11,382)	$ 39,490
Net cash flows (used in) provided by investing activities	$ (9,088)	$ (4,164)	$ (10,979)	$ 2	$ (24,229)
Net cash flows (used in) provided by financing activities	$ (9,796)	$ (6,357)	$ (8,863)	$ 11,381	$ (13,635)

[1] Includes IRT Management Co. and IRT Alabama.

December 31, 2001, 2000 and 1999
(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

	IRT Property Company	Guarantors: Combined Subsidiaries[1]	Guarantors: IRT Partners, LP	Guarantors: IRT Capital Corporation II	IRT Capital Corporation I	Eliminating Entries	Consolidated IRT Property Company
For the year ended December 31, 2000							
REVENUES							
Income from rental properties	$ 62,636	$ 688	$ 20,295	$ 123	$ 15	$ (138)	$ 83,619
Interest income	871	–	331	–	–	–	1,202
Interest on direct financing leases	542	–	–	–	–	–	542
Other income	84	7,705	–	–	–	(7,789)	–
Total revenues	64,133	8,393	20,626	123	15	(7,927)	85,363
EXPENSES							
Operating expenses of rental properties	14,302	128	5,371	78	–	(78)	19,801
Interest expense	19,290	273	2,441	–	–	–	22,004
Depreciation	10,710	77	3,581	30	–	(30)	14,368
Amortization of debt costs	539	2	–	–	–	–	541
General and administrative	2,656	3	848	79	10	(89)	3,507
Total expenses	47,497	483	12,241	187	10	(197)	60,221
Equity in earnings (losses) of affiliates	16,236	–	–	–	–	(16,292)	(56)
Earnings before minority interest, gain on sales of properties and extraordinary item	32,872	7,910	8,385	(64)	5	(24,022)	25,086
Minority interest in operating partnership	–	–	–	–	–	(596)	(596)
Gain on sales of properties	4,549	–	–	–	–	–	4,549
Net earnings	$ 37,421	$ 7,910	$ 8,385	$ (64)	$ 5	$ (24,618)	$ 29,039
Net cash flows provided by (used in) operating activities	$ 28,178	$ 7,645	$ 10,837	$ 881	$ (7)	$ (9,118)	$ 38,416
Net cash flows provided by (used in) investing activities	$ (13,749)	$ (14)	$ (13,898)	$(10,841)	$ –	$ 21,491	$ (17,011)
Net cash flows provided by (used in) financing activities	$ (20,395)	$(7,631)	$ 9,345	$ 10,148	$ –	$ (12,555)	$ (21,088)

[1] Includes IRT Management Co. and IRT Alabama.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999
(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

	IRT Property Company	Guarantors: Combined Subsidiaries[1]	Guarantors: IRT Partners, LP	Guarantors: IRT Capital Corporation II	IRT Capital Corporation I	Eliminating Entries	Consolidated IRT Property Company
For the year ended December 31, 1999							
REVENUES							
Income from rental properties	$ 62,942	$ –	$ 19,802	$ 54	$ 5	$ 678	$ 83,481
Interest income	57	–	324	–	–	–	381
Interest on direct financing leases	560	–	–	–	–	–	560
Other income	1,067	9,012	–	–	–	(9,110)	969
Total revenues	64,626	9,012	20,126	54	5	(8,432)	85,391
EXPENSES							
Operating expenses of rental properties	14,420	–	4,909	21	–	108	19,458
Interest expense	18,835	–	2,418	–	–	235	21,488
Depreciation	10,443	–	3,350	10	–	66	13,869
Amortization of debt costs	460	–	–	–	–	–	460
General and administrative	2,642	2	788	20	7	(27)	3,432
Total expenses	46,800	2	11,465	51	7	382	58,707
Equity in earnings (losses) of affiliates	18,802	–	–	–	–	(18,798)	4
Earnings before minority interest, gain on sales of properties and extraordinary item	36,628	9,010	8,661	3	(2)	(27,612)	26,688
Minority interest in operating partnership	–	–	–	–	–	(683)	(683)
Gain on sales of properties	1,353	–	1,130	–	–	–	2,483
Earnings before extraordinary item	37,981	9,010	9,791	3	(2)	(28,295)	28,488
EXTRAORDINARY ITEM							
Loss on extinguishment of debt	(157)	–	–	–	–	–	(157)
Net earnings	$ 37,824	$ 9,010	$ 9,791	$ 3	$ (2)	$ (28,295)	$ 28,331
Net cash flows provided by (used in) operating activities	$ 30,113	$ 8,854	$ 12,218	$ (45)	$ 36	$ (9,724)	$ 41,452
Net cash flows provided by (used in) investing activities	$ 7,217	$ –	$ (2,246)	$ (7,188)	$ –	$ (6,334)	$ (8,551)
Net cash flows provided by (used in) financing activities	$ (36,389)	$ (8,854)	$ (10,716)	$ 7,223	$ (35)	$ 16,040	$ (32,731)

[1] Includes IRT Management Co. and IRT Alabama.

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

7. NET INVESTMENT IN DIRECT FINANCING LEASES

At December 31, 2001, two retail facilities are leased to Wal-Mart Stores, Inc. at a total annual rental of $333 plus percentage rentals of 1% of gross sales in excess of the tenants' actual sales for its fiscal year ended January 31, 1990. Rental income, including percentage rent, from these leases totaled $281, $402 and $399 in 2001, 2000 and 1999, respectively.

The Company sold in May 2001 ten branch bank buildings acquired in a 1984 merger. These facilities were leased to The Old Phoenix National Bank at a total annual rental of $313. For 2001, the Company recognized rental income of $104. The Company sold the bank buildings for $3,500 and recognized a gain from the sale of $1,525.

Of the total rental income on direct financing leases, $153, $166 and $160 was recorded as amortization of capitalized leasing income in 2001, 2000 and 1999, respectively.

The Company is to receive minimum lease payments of $333 per year during 2002 through 2006 and a total of $1,332 thereafter through the remaining lease terms.

8. MORTGAGE LOANS

Under an October 2000 development agreement, the Company has a mortgage loan for the development of a 89,720 square foot center, Freehome Village, located in Cherokee County, Georgia. The Company has guaranteed to loan an amount not to exceed $925, of which $846 has been distributed as of December 31, 2001. The loan bears interest at the one month London Interbank Offering Rate ("LIBOR") plus a premium of 3%. Interest income recognized from this loan was $53 and $17 for 2001 and 2000, respectively. The loan is secured by the development property and is due in full in October 2002..

Chastain Square II, another development loan made pursuant to a January 2000 development agreement was repaid in full in October 2001. This loan had an interest rate of one month LIBOR plus a premium of 2.5% and had a balance preceding the payment of $3,663. Interest income recognized from this loan was $207 and $218 for 2001 and 2000, respectively. See Note 5 for an explanation of the development agreements.

The Company also has two mortgage loans, Cypress Chase "A" Condominiums and Mill Creek Club Condominiums. The Cypress Chase "A" Condominium loan has an interest rate of 10.0% and is due in May 2009. The Mill Creek Club Condominium loan is a participating loan of which the Company has a 46.2% interest. The loans associated with the Company's interest are due in 2006 and 2007 and have interest rates ranging from 8.63% to 12.38%. As of December 31, 2001 the balance outstanding on these two mortgage loans was approximately $91.

In June 2001, the Company entered into a second mortgage in the amount of $250, with an interest rate of 7.0%, in connection with the sale of an operating property. The loan is due in its entirety in June 2003.

The Company's investments in mortgage loans, all of which are secured by real estate investments, are summarized by type of loan at December 31, 2001 and 2000, as follows:

	2001		2000	
	Number of Loans	Amount Outstanding	Number of Loans	Amount Outstanding
First Mortgage	2	$ 922	3	$ 4,325
Mortgage Participation	1	16	1	19
Second Mortgage	1	250	–	–
	4	1,188	4	4,344
Less: Interest discounts and negative goodwill	–	(28)	–	(31)
Mortgage Loans, net	4	$ 1,160	4	$ 4,313

Annual principal payments applicable to mortgage loan investments in the next five years and thereafter are as follows:

Year	Amount
2002	$ 855
2003	260
2004	11
2005	6
2006	7
Thereafter	21
	$ 1,160

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

Based on current rates at which similar loans would be made, the estimated fair value of mortgage loans was approximately $1,239 and $4,354 at December 31, 2001 and 2000, respectively.

9. MORTGAGE NOTES PAYABLE

Mortgage notes payable are collateralized by various real estate investments having a net carrying value of approximately $207,895 at December 31, 2001. These notes have stated interest rates ranging from 6.50% to 9.625% and are due in monthly installments with maturity dates ranging from 2002 to 2024.

In April 2001, the Company entered into three notes totaling $20,740, secured by first mortgages on three properties. These notes are due and payable in ten years and the principal amortization is based on a thirty year amortization schedule. The notes bear interest at a weighted average interest rate of 7.17% and range from 7.02% to 7.25%. Costs associated with obtaining the secured notes totaled $366 and are being amortized over the term of the loans.

During 2000, the Company made a scheduled balloon payment at maturity of $3,521 on a note bearing interest at 7.75%.

Future principal amortization and balloon payments applicable to mortgage notes payable at December 31, 2001 are as follows:

Year	Principal Amortization	Balloon Payments	Total
2002	$ 2,684	$ 7,155	$ 9,839
2003	2,805	–	2,805
2004	3,023	–	3,023
2005	3,266	7,500	10,766
2006	3,393	4,797	8,190
Thereafter	53,150	45,604	98,754
	$ 68,321	$ 65,056	133,377
Interest Premium			1,295
			$ 134,672

Based on the borrowing rates currently available to the Company for notes with similar terms and maturities, the estimated fair value of mortgage notes payable was approximately $137,522 and $129,371 at December 31, 2001 and 2000, respectively.

10. CONVERTIBLE SUBORDINATED DEBENTURES

Effective August 31, 1993, the Company issued $86,250 of 7.3% convertible subordinated debentures due August 15, 2003, $23,275 of which are outstanding as of December 31, 2001. Interest on the debentures is payable semi-annually on February 15 and August 15. The debentures are convertible at any time prior to maturity into common stock of the Company at $11.25 per share, subject to adjustment in certain events. Costs associated with the issuance of the debentures are approximately $3,701 and are being amortized over the life of the debentures.

During 1997, $1,653 of these debentures were converted into 146,921 shares of common stock. During 1998, $5,178 of these debentures were converted into 460,263 shares of common stock. No debentures were converted during 2001, 2000 or 1999. Based upon the conversion price, 2,068,889 authorized but unissued common shares have been reserved for possible issuance if the $23,275 debentures outstanding at December 31, 2001 are converted.

The Company had the option to redeem the debentures at par and, on December 24, 2001, the Company gave notice it intended to exercise such redemption option by January 24, 2002. See Note 25 for additional disclosure.

Based on the closing market price of the debentures at year-end, the estimated fair value of the debentures was approximately $23,828 and $22,111 at December 31, 2001 and 2000, respectively.

11. SENIOR NOTES

On March 26, 1996, the Company issued $50,000 of 7.45% senior notes. These notes were due April 1, 2001 and were repaid on such date. These senior notes were issued at a discount of $84 which was amortized over the life of the notes on a straight-line basis for financial reporting purposes. Net proceeds from the issuance totaled approximately $49,394. Interest on the 7.45% senior notes was payable semi-annually on April 1 and October 1. Costs associated with the issuance of these senior notes totaled approximately $522 and were amortized over the life of the notes.

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

On August 15, 1997, the Company issued $75,000 of 7.25% senior notes due August 15, 2007. These senior notes were issued at a discount of $426 which is being amortized over the life of the notes on a straight-line basis for financial reporting purposes. Net proceeds from the issuance totaled $73,817. Interest on the 7.25% senior notes is payable semi-annually on February 15 and August 15. Costs associated with the issuance of these senior notes totaled approximately $757 and are being amortized over the life of the notes.

On March 23, 2001, the Company established a Medium Term Note Program (the "MTN Program"), pursuant to the Company's shelf registration statement filed in January, 2001. The MTN Program allows the Company, from time to time, to issue and sell up to $100,000 of medium term notes. Medium term notes have a maturity of nine months or more from the date of issuance and are unconditionally guaranteed as to the payment of principal, premium, if any, and interest, if any, by each of LP, IRTMC, IRTAL and IRTCCII.

On March 29, 2001, pursuant to the MTN Program, the Company issued $50,000 of 7.77% senior notes due April 1, 2006. Net proceeds from the issuance totaled $49,328. Interest on these senior notes is payable semi-annually on April 1 and October 1. Costs associated with the issuance of these senior notes totaled approximately $672 and are being amortized over the life of the notes

12. INDEBTEDNESS TO BANKS

On November 1, 1999, the Company obtained a $100,000 unsecured revolving loan facility ("Revolving Loan"), which was scheduled to mature on November 1, 2002. This loan replaced the Company's previous credit facility which was cancelled in conjunction with the new Revolving Loan. Due to the cancellation of the previous credit facility, the Company recognized an extraordinary loss of $157 for the write-off of the related unamortized loan costs. In addition to the new Revolving Loan, the Company secured a $5,000 swing line credit facility with terms similar to those of the Revolving Loan and a scheduled maturity date of October 31, 2000. On November 1, 2000, the Company extended the maturity date of the Revolving Loan and swing line credit facility to November 1, 2003. Also on November 1, 2000, the Company secured an option to increase the Revolving Loan at its discretion by $50,000.

Under the Revolving Loan, the Company may elect to pay interest at either the lender's prime, adjusted daily, or the London Interbank Offered Rates ("LIBOR"), plus the "Applicable Margin" based upon the rating of the senior unsecured debt obligations of the Company. The Applicable Margin ranges from 0.95% to 1.40%. The Applicable Margin based on the Company's current rating is 1.15%. At December 31, 2001, the weighted average interest rate was 3.67% on outstanding borrowings under the Revolving Loan. The terms of the Revolving Loan and swing line credit facility require the Company to pay an annual facility fee equal to 0.2% of the total commitment and include certain restrictive covenants which require compliance with certain financial ratios and measurements. At December 31, 2001, the Company was in compliance with these covenants.

LP, IRTCCII, IRTAL and IRTMC guarantee the Company's indebtedness on the Revolving Loan and swing line credit facility.

The following data is presented with respect to the Revolving Loan and swing line credit facility in 2001 and 2000:

	2001	2000
Available balance at year-end	$ 53,346	$ 50,000
Average borrowing for the period	43,355	35,583
Maximum amount outstanding during the period	57,000	55,000
Average interest rate for the period	6.48%	7.61%
Interest rate at year-end	3.67%	7.97%

The Company incurred facility fees of approximately $224, $202, and $201 for the years ended December 31, 2001, 2000 and 1999, respectively.

13. COMMITMENTS AND CONTINGENCIES

The Company has entered into change in control employment agreements with certain key executives. Under each agreement in the event employment is terminated following a "Change In Control," the Company is committed to pay certain benefits, including the payment of each employee's base salary through the expiration of each agreement.

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

Certain of the Company's properties have environmental concerns that have been or are being addressed. The Company maintains limited insurance coverage for this type of environmental risk. Although no assurance can be given that Company properties will not be affected adversely in the future by environmental problems, the Company presently believes that there are no environmental matters that are reasonably likely to have a material adverse effect on the Company's financial position.

14. MINORITY INTEREST

Minority interest for the years ended December 31, 2001 and 2000 represents a 5.66% and 7.0% interest, respectively, in the results of the LP which are owned by a third party. In 1998, LP was formed with a contribution of three Florida shopping centers by an unaffiliated limited partner and a contribution of twenty shopping centers by the Company. Subsequent to the formation of LP, the Company has contributed cash to acquire seven shopping centers and LP has divested of five shopping centers. At December 31, 2001 and 2000, 815,852 OP Units were held by the limited partner. The unaffiliated limited partner has the option to require LP to redeem its OP Units at any time, in which event LP has the option to purchase the OP Units for cash or convert them into one share of the Company's common stock for each OP Unit.

Adjustments have been made to the minority interest balance in LP to properly reflect its ownership interest in the Company. During 2001, 2000 and 1999, adjustments of $13, $(395) and $(357) were recorded, respectively. The adjustments are a result of the purchase or issuance of additional shares of common stock and OP units.

The Company also records a minority interest for the limited partners' share of equity in two properties. The two properties in which the Company has a general partner interest are Venice Plaza (75% interest) and North Village Center (49.5% interest). The aggregate balance of the minority interests as of December 31, 2001 and 2000 is $528 and $434, respectively, and is included within accrued expenses and other liabilities on the accompanying Consolidated Balance Sheets.

15. DEFERRED COMPENSATION AND STOCK LOANS

On June 18, 1998, 119,760 restricted shares of common stock were granted and 119,760 shares (the "Loan Shares") were issued pursuant to recourse loans due June 18, 2008. The loans were made to certain Company officers as incentives for future services. The restricted shares vest ratably over 10 years from the date of grant. The restricted shares and the Loan Shares were valued at the closing price of the Company's common stock on June 18, 1998 of $10.437.

On January 7, 2000, an additional 25,001 restricted shares of common stock were granted to certain Company officers as incentives for future services. The restricted shares vest ratably over 9 years from the date of grant. The restricted shares were valued at the closing price of the Company's common stock on January 7, 2000 of $8.1875.

16. TREASURY STOCK

In November 1999, the Board of Directors authorized the Company to repurchase up to $25,000 of its common stock through the open market or in privately negotiated transactions. During 2001 and 2000, the Company repurchased 47,000 and 2,488,701 shares, for a cost of $405 and $20,818, respectively, including commissions and other costs.

On January 16, 2001, the Company completed the stock repurchase program. The Company repurchased a total of 3,028,276 shares at an average price of $8.26 per share.

17. RENTAL INCOME

Leases with tenants are accounted for as operating leases. Certain tenants are required to pay percentage rents based on gross sales exceeding stated amounts. The Company receives reimbursements from tenants for real estate taxes, common area maintenance and other recoverable costs. Rents from tenants are summarized as follows:

	2001	2000	1999
Minimum rental income	$ 68,977	$ 67,326	$ 68,726
Percentage rental income	896	1,016	1,018
Other rental income	15,575	15,277	13,737
Total rental income	$ 85,448	$ 83,619	$ 83,481

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

Minimum rents to be received from tenants on noncancellable operating leases for the Company's shopping center, industrial, and land purchase-leaseback investments at December 31, 2001 are as follows:

Year	Amount
2002	$ 68,920
2003	62,197
2004	54,232
2005	46,147
2006	37,922
Thereafter	189,982
	$ 459,400

18. INCOME TAXES

The Company has one subsidiary, IRTCCII, that became wholly-owned by the Company in March 2001. As a result, IRTCCII had federal taxable income of $179 which caused income tax expense of $53.

19. CASH DISTRIBUTIONS AND DIVIDEND REINVESTMENT PLAN

The Company has elected since inception to be treated as a REIT under the Code. In accordance with the Code, a REIT must distribute at least 90% (95% prior to 2001) of its taxable income to its shareholders each year. See Note 2 for additional disclosure. The differences between taxable income as reported on the Company's tax return (estimated 2001 and actual 2000 and 1999) and net earnings as reported on the Consolidated Statements of Earnings are as follows:

	2001	2000	1999
Net earnings available to common shareholders	$ 25,220	$ 29,039	$ 28,331
Rental income timing differences	1,032	(628)	152
Taxable direct financing lease income	152	171	161
Depreciation timing differences on real estate	1,402	1,032	666
Minority interest adjustments	445	(172)	1,003
Taxable gain (loss) on sale of operating properties	1,903	(1,638)	760
Taxable loss (gain) for unconsolidated affiliates	–	56	(4)
Elimination of earnings for taxable REIT subsidiary	(36)	–	–
Miscellaneous timing differences	(97)	66	(21)
Taxable income available to common shareholders	$ 30,021	$ 27,926	$ 31,048

The following is a reconciliation between dividends declared and dividends applied in 2000 and 1999 and estimated to be applied in 2001 to meet REIT distribution requirements:

	2001	2000	1999
Dividends declared	$ 28,589	$ 29,782	$ 30,908
Portion of dividends declared in current year, and paid in current year, which was applied to the prior year distribution requirements	–	(140)	–
Portion of dividends declared in subsequent year, and paid in subsequent year, which will apply to current year	1,432	–	140
Dividends applied to meet current year REIT distribution requirements	$ 30,021	$ 29,642	$ 31,048

The taxability of per share distributions paid to shareholders during the years ended December 31, 2001, 2000 and 1999 was as follows:

	2001		2000		1999	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$ 0.769	81.8%	$ 0.787	83.7%	$ 0.787	84.6%
Capital gains	0.171	18.2%	0.092	9.8%	0.143	15.4%
Return of capital	–	0.0%	0.061	6.5%	–	0.0%
Total rental income	$ 0.940	100.0%	$ 0.940	100.0%	$ 0.930	100.0%

The Company has a Dividend Reinvestment Plan (the "DRIP") which allows shareholders, who own at least 100 shares of the Company's common stock, to elect to reinvest all or a portion of their distributions in newly issued shares of common stock of the Company. The Company did not receive any proceeds under the DRIP in 2001 and 1999 as shares were purchased on the open market to fund the DRIP. In 2000, the Company issued 59,089 treasury shares and received net proceeds of $497.

20. EARNINGS PER SHARE

Basic earnings per share were computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year. The effects of the conversion of the 7.3% subordinated debentures have been included in the calculation of diluted earnings per share, as they are dilutive for the years ended December 31, 2001 and 2000. The effects of such conversion of the 7.3% debentures for the year ended December 31, 1999 is excluded, as they are antidilutive. The effects of the conversion of the OP Units have been included in the calculation of diluted earnings per share, as they are dilutive for the years ended December 31, 2001, 2000 and 1999. The effects of the exercise of certain stock options and issuances of restricted stock, using the treasury stock method, have been included in the diluted earnings per share calculation for the year ended December 31, 2001. Also, the effects of the stock options were dilutive for the year ended December 31, 2000. However, the effects of the restricted stock for the year ended December 31, 2000 and the effects of the stock options and restricted stock for the year ended December 31, 1999 were antidilutive and excluded from the calculation.

	Income	Shares *(in thousands)*	Per Share Amount
For the fiscal year ended December 31, 2001			
Basic net earnings available to shareholders	$ 25,220	30,322	$ 0.83
Options outstanding	–	91	
Restricted stock	–	3	
Minority interest of unitholders in operating partnership	554	816	
Conversion of 7.3% debentures	1,799	2,069	
Diluted net earnings available to shareholders	$ 27,573	33,301	$ 0.83
For the fiscal year ended December 31, 2000			
Basic net earnings available to shareholders	$ 29,039	31,536	$ 0.92
Options outstanding	–	11	
Minority interest of unitholders in operating partnership	596	816	
7.3% Convertible Debentures	1,799	2,069	
Diluted net earnings available to shareholders	$ 31,434	34,432	$ 0.91
For the fiscal year ended December 31, 1999			
Basic net earnings available to shareholders	$ 28,331	33,119	$ 0.86
Minority interest of unitholders in operating partnership	683	785	
Diluted net earnings available to shareholders	$ 29,014	33,904	$ 0.86

21. STOCK OPTION AND PURCHASE PLANS

Effective May 8, 1989, the Company adopted and its shareholders approved the 1989 Stock Option Plan (the "1989 Plan"). The 1989 Plan includes provisions for a) the granting of both Incentive Stock Options ("ISOs") (as defined in Section 422A of the Code) and nonqualified options to officers and employees and b) the automatic granting of nonqualified options for 1,250 shares to each non-employee director upon the election and each annual re-election of each non-employee director. Under the terms of the 1989 Plan, the option price shall be no less than the fair market value of the optioned shares at the date of grant. The options are automatically vested and expire after ten years.

Effective June 18, 1998, the Company adopted and its shareholders approved the 1998 Long-Term Incentive Plan (the "1998 Plan"). The 1998 Plan includes provisions for the granting of ISOs, nonqualified options, stock appreciation rights, performance shares, restricted stock, dividend equivalents and other stock-based awards. Under the terms of the 1998 Plan, the option exercise price shall be no less than the fair market value of the optioned shares at the date of the grant. The options are automatically vested and expire after ten years.

The Company also adopted the IRT Property Company 2000 Employee Stock Purchase Plan (the "ESPP"), approved by the shareholders on May 16, 2000. The ESPP allows eligible employees to acquire shares of the Company's stock on a quarterly basis through payroll deductions. A maximum of 300,000 shares of common stock is reserved for issuance under the ESPP. The purchase price of the shares of common stock are 90% of the lesser of

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

the closing price of a share of common stock on the first trading day of the purchase period or the last trading day of the purchase period. The Company initiated the ESPP in 2001 and there were two purchase periods in 2001, which ended on September 30, 2001 and December 31, 2001, respectively. For the purchase period ended September 30, 2001, 1,159 shares were purchased at a price of $9.72 per share. For the purchase period ended December 31, 2001, 1,380 shares were purchased at a price of $9.36 per share.

The Company accounts for these plans under APB 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

		2001	2000	1999
Net earnings:	As reported	$ 25,220	$ 29,039	$ 28,331
	Pro forma	$ 25,080	$ 28,932	$ 28,331
EPS - basic:	As reported	$ 0.83	$ 0.92	$ 0.86
	Pro forma	$ 0.83	$ 0.92	$ 0.85
EPS - diluted:	As reported	$ 0.83	$ 0.91	$ 0.86
	Pro forma	$ 0.82	$ 0.90	$ 0.85

Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Under SFAS 123, the fair value of each option grant and stock purchase right is estimated as of the date of grant and date of purchase, respectively, using the Black-Scholes option pricing model. The weighted average fair value of options granted is $0.40, $0.46 and $0.62 for 2001, 2000 and 1999, respectively. The weighted average fair value of the rights to purchase stock pursuant to the ESPP were $1.98 for 2001. The following weighted-average assumptions were used for option grants and stock purchase rights in 2001, 2000 and 1999, respectively:

	2001	2000	1999
Risk free interest rate	4.98%	6.71%	4.74%
Expected dividend yield	11.10%	12.03%	9.50%
Expected volatility	21.00%	21.00%	21.00%
Expected annual forfeiture rate	0.00%	5.00%	5.00%
Expected lives (in years)	5	5	5

Details of the stock option activity during 2001, 2000, and 1999 are as follows:

	Number of Shares		Option Price
	Employees	Directors	Per Share
Options outstanding at December 31, 1998	485,968	67,500	$ 7.63 - $ 14.90
Granted	156,400	–	$ 9.69
Granted	–	5,000	$ 9.38
Exercised	(4,000)	–	$ 9.25
Expired unexercised	(130,500)	(10,000)	$ 9.25 - $ 14.90
Options outstanding at December 31, 1999	507,868	62,500	$ 7.63 - $ 13.38
Granted	321,393	–	$ 7.81 - $ 8.63
Granted	–	5,000	$ 8.75
Exercised	(36,800)	–	$ 7.81
Expired unexercised	(107,032)	(10,000)	$ 7.81 - $ 12.50
Options outstanding at December 31, 2000	685,429	57,500	$ 7.63 - $ 13.38
Granted	317,627	–	$ 8.31
Granted	–	25,000	$10.30
Exercised	(204,818)	–	$ 7.81 - $ 10.13
Expired unexercised	(25,000)	(6,250)	$ 7.63 - $ 10.25
Options outstanding at December 31, 2001	773,238	76,250	$ 7.81 - $ 13.38

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Range of Exercise Prices	Number Outstanding And Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 7.81 - $ 8.75	422,688	8.56 years	$ 8.35
$ 9.25 - $ 9.75	192,950	5.22 years	$ 9.58
$ 10.00 - $ 10.75	85,500	4.57 years	$ 10.35
$ 11.38 - $ 11.69	124,850	5.61 years	$ 11.58
$ 12.00 - $ 13.38	23,500	1.27 years	$ 12.52
$ 7.81 - $ 13.38	849,488	6.77 years	$ 9.42

22. EMPLOYEE RETIREMENT BENEFITS

Under the Company's 401(k) Plan, employees who annually work over 1,750 hours and are at least 18 years of age are eligible for participation in the Plan. Employees may elect to make contributions to the Plan as defined by the Internal Revenue Code. The Company matches 100% of such contributions up to 6% of the individual participant's compensation, based on the length of service. The Company contributed approximately $192, $184 and $159 to the 401(k) Plan in 2001, 2000 and 1999, respectively.

23. SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

Significant noncash transactions for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Adjustment for minority interest ownership of LP	$ 13	$ (395)	$ (357)
Issuance of employee restricted stock	–	$ 204	–
Mortgages assumed in purchase of rental properties	–	–	$ 5,742

24. RELATED PARTY TRANSACTIONS

Beginning in 2000, the Company provides management services for two shopping centers owned principally by real estate joint ventures in which an officer of the Company has economic interests. Such services are performed pursuant to management agreements which provide for fees based upon a percentage of gross revenues from the properties and other direct costs incurred in connection with management of the centers. The Consolidated Statements of Earnings include management fee income from these management services of $100 and $14 for the years ended December 31, 2001 and 2000.

25. SUBSEQUENT EVENTS

On January 22, 2002, one of the Company's tenants, Kmart Corporation, filed for bankruptcy protection. The Company has eight stores leased to Kmart which accounted for 4.5% of the Company's revenues for the year ended December 31, 2001.

On January 23, 2002, pursuant to the MTN Program, the Company issued $25,000 of 7.84% senior unsecured notes due January 23, 2012. Proceeds were used to redeem the Company's 7.3% convertible subordinated debentures and to partially prepay a mortgage note payable.

On January 24, 2002, the Company redeemed all of the outstanding 7.3% convertible subordinated debentures due August, 2003 at par plus accrued interest. Prior to redemption, 165 bonds were converted into 14,659 shares of common stock. The Company paid $23,220 to redeem the remaining bonds outstanding.

26. EVENTS SUBSEQUENT TO DATE OF AUDITOR'S REPORT (UNAUDITED)

On February 19, 2002, the Company acquired Parkwest Crossing, a 85,602 square foot neighborhood shopping center located in the Raleigh-Durham area of North Carolina. The Company acquired the center for approximately $6,600, including an assumption of a $4,800, 8.1% mortgage secured by the property. The mortgage is due and payable in ten years and the principal amortization is based on a thirty year amortization schedule.

On March 1, 2002, the Company prepaid a 9.63% mortgage note payable which was due on June 1, 2002 for approximately $5,210.

(Dollars in thousands, except per share amounts) (Unaudited with respect to square footage)

27. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the fiscal years ended December 31, 2001 and 2000.

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 21,869	$ 21,960	$ 21,864	$ 21,891
Earnings before income taxes, minority interest and gain on sales of properties	$ 6,049	$ 5,692	$ 5,833	$ 5,755
Income taxes	–	(53)	–	–
Minority interest - OP unitholders	(61)	(244)	(117)	(132)
Gain on sales of properties	–	2,498	–	–
Net earnings	$ 5,988	$ 7,893	$ 5,716	$ 5,623
Per share:				
Basic	$ 0.20	$ 0.26	$ 0.19	$ 0.18
Diluted	$ 0.19	$ 0.26	$ 0.19	$ 0.18

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 21,468	$ 21,356	$ 21,738	$ 20,803
Earnings before minority interest and gain on sales of properties	$ 6,749	$ 6,402	$ 6,244	$ 5,695
Minority interest - OP unitholders	(159)	(157)	(143)	(138)
Gain on sales of properties	2,738	–	644	1,166
Net earnings	$ 9,328	$ 6,245	$ 6,745	$ 6,723
Per share:				
Basic	$ 0.29	$ 0.20	$ 0.21	$ 0.22
Diluted	$ 0.28	$ 0.20	$ 0.21	$ 0.22

Report of Independent Public Accountants

To IRT Property Company:

We have audited the accompanying consolidated balance sheets of IRT Property Company (a Georgia corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2001. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IRT Property Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index to consolidated financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Atlanta, Georgia
January 24, 2002

Directors

Thomas H. McAuley
Chairman of the Board
and Chief Executive Officer

Thomas P. D'Arcy
President and Chief
Executive Officer
Equity Investment Group
Fort Wayne, Indiana

Patrick L. Flinn
Private Investor
Atlanta, Georgia

Homer B. Gibbs, Jr.
Private Investor
Nashville, Tennessee

Samuel W. Kendrick
Former President
Ruddick Investment Company
Charlotte, North Carolina

Bruce A. Morrice
Managing Director
Morrice Financial Corporation
Dallas, Texas

Officers

Thomas H. McAuley
Chairman and Chief
Executive Officer

James G. Levy
Executive Vice President and
Chief Financial Officer

W. Benjamin Jones III
Executive Vice President
and Secretary,
Legal and Acquisitions

Robert E. Mitzel
Executive Vice President,
Property Operations

E. Thornton Anderson
Senior Vice President,
Director of Leasing

Daniel F. Lovett
Senior Vice President,
Construction and Development

Bradley R. Garner
Vice President,
Investments

Alan D. LaBorwit
Vice President,
Development

Gordon L. Miller
Vice President,
Leasing

Peter J. Pelt
Vice President,
Development

INDEPENDENT ACCOUNTANTS
Arthur Andersen LLP

SHARES LISTED
New York Stock Exchange
Symbol – IRT

SHARE TRANSFER AGENT & REGISTRAR
SunTrust Bank
P. O. Box 4625
Atlanta, Georgia 30302

INTERNET
The Company's web site can be found at www.irtproperty.com

DIVIDEND REINVESTMENT PLAN
IRT Property Company offers its shareholders the opportunity to increase their investment in the Company through a Dividend Reinvestment Plan. This plan allows shareholders to reinvest their dividends in additional shares with no brokerage fees or commissions.

For more information concerning the plan, please contact SunTrust Bank, Customer Service at (800) 568-3476.

ANNUAL REPORT ON FORM 10-K
A copy of the Company's annual report on Form 10-K to the United States Securities and Exchange Commission will be furnished without charge upon written request to W. Benjamin Jones III, Executive Vice President and Secretary, at the principal office of the Company.

ANNUAL MEETING OF SHAREHOLDERS
Annual Meeting of Shareholders is scheduled for 11:00 a.m. on Thursday, May 30, 2002:
Cobb Galleria Centre, Room 106
Two Galleria Parkway
Atlanta, Georgia

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED SECURITY HOLDER MATTERS
The following table shows the high and low sale prices for the Company's common stock, as reported on the New York Stock Exchange, and the quarterly dividends paid to the Company's shareholders for the periods indicated. IRT has paid 97 consecutive quarterly dividends.

	High	Low	Dividend
2001			
First Quarter	$ 9.35	$ 8.19	$ 0.235
Second Quarter	10.89	8.86	0.235
Third Quarter	10.88	9.55	0.235
Fourth Quarter	11.28	10.25	0.235
2000			
First Quarter	$ 8.63	$ 7.69	$ 0.235
Second Quarter	8.75	7.88	0.235
Third Quarter	9.25	8.56	0.235
Fourth Quarter	8.50	7.56	0.235

CORPORATE OFFICE
200 Galleria Parkway
Suite 1400
Atlanta, Georgia 30339
(770) 955-4406

REGIONAL OFFICES
7800 Southland Boulevard
Suite 105
Orlando, Florida 32809
(407) 856-9080

1051 Millerville Road
Baton Rouge, Louisiana 70816
(225) 273-9798

8220 Wiles Road
Coral Springs, Florida 33067
(954) 755-5959

IRT PROPERTY COMPANY

200 Galleria Parkway, Suite 1400
Atlanta, Georgia 30339
(770) 955-4406
irtproperty.com